FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Statutory results

The condensed consolidated financial statements and related notes presented on pages 145 to 191 inclusive are on a statutory basis and include the results and financial position of RFS Holdings (RFS), the entity that acquired ABN AMRO. The interests of the State of the Netherlands and Santander in RFS are included in minority interests.

Legal separation of ABN AMRO Bank NV took place on 1 April 2010. As a result, RBS no longer consolidates the interests in ABN AMRO of its consortium partners in its results. Consortium partners results for the first quarter of 2010 are classified as discontinued operations. Prior periods have been restated accordingly.

Condensed consolidated income statement
for the half year ended 30 June 2010 (unaudited)

In the income statement below, amortisation of purchased intangible assets and integration and restructuring costs are included in operating expenses.

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Interest receivable	11,580	14,641	26,311
Interest payable	(4,362)	(7,792)	(12,923)

Net interest income	7,218	6,849	13,388

Fees and commissions receivable	4,104	4,466	8,738
Fees and commissions payable	(1,151)	(1,351)	(2,790)
Income from trading activities	3,876	1,964	3,761
Gain on redemption of own debt	553	3,790	3,790
Other operating income (excluding insurance premium income)	793	646	873
Insurance net premium income	2,567	2,657	5,266

Non-interest income	10,742	12,172	19,638

Total income	17,960	19,021	33,026

Staff costs
- excluding curtailment gains	(5,054)	(5,136)	(9,993)
- pension schemes curtailment gains	-	-	2,148
Premises and equipment	(1,082)	(1,278)	(2,594)
Other administrative expenses	(2,033)	(2,203)	(4,449)
Depreciation and amortisation	(1,001)	(1,032)	(2,166)
Write-down of goodwill and other intangible assets	-	(311)	(363)

Operating expenses	(9,170)	(9,960)	(17,417)

Profit before other operating charges and impairment losses	8,790	9,061	15,609
Insurance net claims	(2,459)	(1,891)	(4,357)
Impairment losses	(5,162)	(7,521)	(13,899)

Operating profit/(loss) before tax	1,169	(351)	(2,647)
Tax (charge)/credit	(932)	456	429

Profit/(loss) from continuing operations	237	105	(2,218)

Loss on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	(1,019)	-	-
Other profits/(losses) from discontinued operations, net of tax	313	30	(105)

(Loss)/profit from discontinued operations, net of tax	(706)	30	(105)

(Loss)/profit for the period	(469)	135	(2,323)
Minority interests	602	(631)	(349)
Other owners' dividends	(124)	(546)	(935)

Profit/(loss) attributable to ordinary and B shareholders	9	(1,042)	(3,607)

Basic earnings/(loss) per ordinary and B share from continuing operations (Note 10)	0.6p	(1.7p)	(6.3p)

Diluted earnings/(loss) per ordinary and B share from continuing operations (Note 10)	0.5p	(1.7p)	(6.3p)

Basic loss per ordinary and B share from discontinued operations (Note 10)	-	(0.1p)	(0.1p)

Diluted loss per ordinary and B share from discontinued operations (Note 10)	-	(0.1p)	(0.1p)

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2010 (unaudited)

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

(Loss)/profit for the period	(469)	135	(2,323)

Other comprehensive income:
Available-for-sale financial assets	508	(1,660)	2,016
Cash flow hedges	1,254	364	684
Currency translation	694	(4,281)	(3,300)
Actuarial losses on defined benefit plans	-	-	(3,665)
Tax on other comprehensive income	(446)	478	430

Other comprehensive income/(loss) for the period, net of tax	2,010	(5,099)	(3,835)

Total comprehensive income/(loss) for the period	1,541	(4,964)	(6,158)

Attributable to:
Minority interests	(132)	(1,818)	(1,346)
Preference shareholders	105	510	878
Paid-in equity holders	19	36	57
Ordinary and B shareholders	1,549	(3,692)	(5,747)

	1,541	(4,964)	(6,158)

Financial review

Operating profit

Operating profit before tax for the half year was £1,169 million compared with a loss of £351 million in the first half of 2009.

Total income

Total income decreased 6% to £17,960 million from £19,021 million in the first half of 2009.

Net interest income increased by 5% to £7,218 million.

Non-interest income decreased to £10,742 million from £12,172 million in 2009. This included a gain on redemption of own debt of £553 million compared with £3,790 million in the first half of 2009. Excluding the gain on redemption of own debt, non-interest income increased by £1,807 million primarily due to the increase in income from trading activities.

Operating expenses

Operating expenses decreased from £9,960 million in the first half of 2009 to £9,170 million of which integration and restructuring costs were £422 million compared with £734 million in 2009.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 30% to £2,459 million.

Impairment losses

Impairment losses were £5,162 million, compared with £7,521 million in the first half of 2009.

Taxation

The tax charge for first half of 2010 was £932 million compared with a tax credit of £456 million in the first half of 2009.

Earnings

Basic earnings per ordinary and B share, including discontinued operations, improved to 0.6p from a loss of 1.8p in the first half of 2009.

Capital

Capital ratios at 30 June 2010 were Core Tier 1 of 10.5%, Tier 1 of 12.8% and Total of 13.9%.

Condensed consolidated balance sheet

at 30 June 2010 (unaudited)

	30 June 2010	31 December 2009 (audited)
	£m	£m

Assets
Cash and balances at central banks	29,591	52,261
Net loans and advances to banks	54,489	56,656
Reverse repurchase agreements and stock borrowing	47,663	35,097
Loans and advances to banks	102,152	91,753
Net loans and advances to customers	539,375	687,353
Reverse repurchase agreements and stock borrowing	39,396	41,040
Loans and advances to customers	578,771	728,393
Debt securities	236,260	267,254
Equity shares	17,326	19,528
Settlement balances	20,718	12,033
Derivatives	522,871	441,454
Intangible assets	14,482	17,847
Property, plant and equipment	17,608	19,397
Deferred taxation	5,839	7,039
Prepayments, accrued income and other assets	14,095	20,985
Assets of disposal groups	22,340	18,542

Total assets	1,582,053	1,696,486

Liabilities
Bank deposits	96,710	104,138
Repurchase agreements and stock lending	44,165	38,006
Deposits by banks	140,875	142,144
Customer deposits	420,890	545,849
Repurchase agreements and stock lending	70,655	68,353
Customer accounts	491,545	614,202
Debt securities in issue	217,317	267,568
Settlement balances and short positions	62,724	50,876
Derivatives	508,966	424,141
Accruals, deferred income and other liabilities	24,867	30,327
Retirement benefit liabilities	2,611	2,963
Deferred taxation	2,195	2,811
Insurance liabilities	6,521	10,281
Subordinated liabilities	27,523	37,652
Liabilities of disposal groups	17,615	18,890

Total liabilities	1,502,759	1,601,855

Equity
Minority interests	2,492	16,895
Owners' equity*
Called up share capital	15,029	14,630
Reserves	61,773	63,106

Total equity	79,294	94,631

Total liabilities and equity	1,582,053	1,696,486

* Owners' equity attributable to:
Ordinary and B shareholders	72,058	69,890
Other equity owners	4,744	7,846

	76,802	77,736

Commentary on condensed consolidated balance sheet

Total assets of £1,582.1 billion at 30 June 2010 were down £114.4 billion, 7%, compared with 31 December 2009.

Cash and balances at central banks were down £22.7 billion, 43% to £29.6 billion principally due to reduced placings of short-term cash surpluses.

Loans and advances to banks increased by £10.4 billion, 11%, to £102.2 billion. Adjusting for the disposal of the RFS minority interest the increase was £18.3 billion. Reverse repurchase agreements and stock borrowing ('reverse repos') were up £12.6 billion, 36% to £47.7 billion and bank placings rose £5.7 billion, 12%, to £54.5 billion, largely as a result of increased wholesale funding activity.

Loans and advances to customers decreased £149.6 billion, 21%, to £578.8 billion. Excluding the disposal of the RFS minority interest, lending to customers was down £17.0 billion, 3%. Reverse repurchase agreements were down £1.6 billion, 4% to £39.4 billion. Customer lending decreased by £15.3 billion to £539.3 billion or by £14.3 billion before impairment provisions. This reflected planned reductions in Non-Core of £21.8 billion together with declines in Global Banking & Markets, £2.6 billion, US Retail & Commercial, £1.4 billion and Ulster Bank, £1.2 billion. These were offset by growth in UK Corporate, £3.6 billion, Global Transaction Services, £3.0 billion, UK Retail, £2.7 billion and Wealth, £1.2 billion, together with the effect of exchange rate movements, £2.4 billion.

Settlement balances rose £8.7 billion, 72%, to £20.7 billion as a result of increased customer activity from seasonal year end lows.

Movements in the value of derivative assets, up £81.4 billion, 18%, to £522.9 billion, and liabilities, up £84.8 billion, 20%, to £509.0 billion, primarily reflect changes in interest rates, currency fluctuations, with the weakening of Sterling against the US dollar, offset in part by strengthening against the Euro and growth in trading volumes.

Assets of disposal groups have risen by £3.8 billion, 20% to £22.3 billion principally due to the inclusion of the Life Assurance business and Global Merchant Services, together with reduced assets in RBS Sempra Commodities. This is partly offset by completion of disposals of certain of the Group's Asian and Latin American businesses.

Deposits by banks declined £1.3 billion, 1%, to £140.9 billion or £12.9 billion, 8% following the disposal of the RFS minority interest.  Reduced inter-bank deposits, down £19.0 billion, 16%, to £96.6 billion, were offset in part by increased repurchase agreements and stock lending ('repos'), up £6.1 billion, 16%, to £44.2 billion.

 Commentary on condensed consolidated balance sheet

Customer accounts decreased £122.7 billion, 20%, to £491.5 billion but were up £8.9 billion, 2% excluding the disposal of the RFS minority interest. Within this, repos increased £2.3 billion, 3%, to £70.7 billion.  Excluding repos, customer deposits were up £6.6 billion, 2%, to £420.9 billion, reflecting growth in UK Corporate, £7.6 billion, Ulster Bank, £2.0 billion, Global Transaction Services, £1.0 billion (£1.8 billion before transfer of Global Merchant Services to disposal groups), UK Retail, £0.9 billion (£2.7 billion excluding the transfer of the Life Assurance business to disposal groups) and Wealth, £0.5 billion, together with exchange rate movements of £3.8 billion. This was partially offset by reductions in Non-Core, £5.5 billion, US Retail & Commercial, £2.8 billion and Global Banking & Markets, £1.5 billion.

Debt securities in issue were down £50.3 billion, 19% to £217.3 billion. Excluding the RFS minority interest disposal, they declined £29.0 billion, 12% with reductions in Global Banking & Markets partially offset by new issuances of £1.9 billion as part of the liability management exercise completed in May.

Subordinated liabilities reduced by £10.1 billion, 27% to £27.5 billion or £4.0 billion, 13% excluding the disposal of the RFS minority interest. This reflected the redemption of £2.6 billion undated loan capital, debt preference shares and trust preferred securities under the liability management exercise completed in May, together with the conversion of £0.6 billion non-cumulative US dollar preference shares, the redemption of £0.5 billion of other dated and undated loan capital and the effect of exchange rate movements and other adjustments of £0.3 billion.

Liabilities of disposal groups declined £1.3 billion, 7% to £17.6 billion. Disposals of certain of the Group's Asian and Latin American businesses together with reduced liabilities in RBS Sempra Commodities, have more than offset the inclusion of the Life Assurance business, Global Merchant Services and some residual RFS minority interest liabilities.

Equity minority interests decreased by £14.4 billion reflecting the disposal of the RFS minority interest.

Owners' equity reduced by £0.9 billion, 1% to £76.8 billion. The partial redemption of preference shares and paid in equity, £3.1 billion, less related gains of £0.6 billion, together with an increase in own shares held of £0.7 billion were offset by the issue of £0.6 billion ordinary shares on conversion of the US dollar non-cumulative preference shares classified as debt, exchange rate movements of £1.2 billion and reduced losses in available for sale reserves, £0.3 billion.

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 (unaudited)

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Called-up share capital
At beginning of period	14,630	9,898	9,898
Ordinary shares issued in respect of placing and open offers	-	4,227	4,227
B shares issued	-	-	510
Other shares issued during the period	401	-	-
Preference shares redeemed during the period	(2)	(5)	(5)

At end of period	15,029	14,120	14,630

Paid-in equity
At beginning of period	565	1,073	1,073
Securities redeemed during the period	(132)	(308)	(308)
Transfer to retained earnings	(2)	(200)	(200)

At end of period	431	565	565

Share premium account
At beginning of period	23,523	27,471	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	1,047	1,047
Other shares issued during the period	217	-	-
Preference shares redeemed during the period	-	(4,995)	(4,995)
Redemption of preference shares classified as debt	118	-	-

At end of period	23,858	23,523	23,523

Merger reserve
At beginning of period	25,522	10,881	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591
Transfer to retained earnings	(12,250)	-	(9,950)

At end of period	13,272	10,881	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(3,561)	(3,561)
Unrealised gains/(losses) in the period	647	(1,494)	1,202
Realised (gains)/losses in the period	(127)	197	981
Taxation	(208)	592	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	-	-

At end of period	(1,459)	(4,266)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(876)	(876)
Amount recognised in equity during the period	(58)	415	380
Amount transferred from equity to earnings in the period	17	106	513
Taxation	-	(138)	(269)
Recycled to profit or loss on disposal of businesses, net of £20 million tax	58	-	-

At end of period	(235)	(493)	(252)

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 (unaudited) (continued)

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,528	6,385	6,385
Retranslation of net assets	1,775	(2,724)	(2,322)
Foreign currency (losses)/ gains on hedges of net assets	(609)	442	456
Taxation	72	(46)	9
Recycled to profit or loss on disposal of businesses	(11)	-	-

At end of period	5,755	4,057	4,528

Capital redemption reserve
At beginning of period	170	170	170
Preference shares redeemed during the period	2	-	-

At end of period	172	170	170

Contingent capital reserve
At beginning of period	(1,208)	-	-
Contingent capital agreement - consideration payable	-	-	(1,208)

At end of period	(1,208)	-	(1,208)

Retained earnings
At beginning of period	12,134	7,542	7,542
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	163	(438)	(2,600)
- discontinued operations	(30)	(58)	(72)
Equity preference dividends paid	(105)	(510)	(878)
Paid-in equity dividends paid, net of tax	(19)	(36)	(57)
Transfer from paid-in equity
- gross	2	200	200
- taxation	(1)	-	-
Equity owners gain on withdrawal of minority interest
- gross	40	629	629
- taxation	(11)	(176)	(176)
Redemption of equity preference shares	(2,968)	-	-
Gain on redemption of equity preference shares	609	-	-
Redemption of preference shares classified as debt	(118)	-	-
Transfer from merger reserve	12,250	-	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(3,756)
- taxation	-	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(9)	(13)	(16)
Share-based payments
- gross	61	60	325
- taxation	5	-	-

At end of period	22,003	7,200	12,134

Own shares held
At beginning of period	(121)	(104)	(104)
Shares purchased during the period	(704)	-	(33)
Shares issued under employee share schemes	9	13	16

At end of period	(816)	(91)	(121)

Owners' equity at end of period	76,802	55,666	77,736

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 (unaudited) (continued)

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Minority interests
At beginning of period	16,895	21,619	21,619
Currency translation adjustments and other movements	(461)	(1,999)	(1,434)
Profit/(loss) attributable to minority interests
- continuing operations	74	543	382
- discontinued operations	(676)	88	(33)
Dividends paid	(4,171)	(310)	(313)
Movements in available-for-sale securities
- unrealised gains in the period	22	34	299
- realised gains in the period	(3)	(397)	(466)
- taxation	1	7	(36)
- recycled to profit or loss on disposal of discontinued operations, net of £2 million tax	(7)	-	-
Movements in cash flow hedging reserves
- amount recognised in equity during the period	(165)	(157)	(209)
- taxation	47	63	59
- recycled to profit or loss on disposal of discontinued operations, net of £346 million tax	1,036	-	-
Actuarial gains recognised in retirement benefit schemes
- gross	-	-	91
- taxation	-	-	1
Equity raised	501	9	9
Equity withdrawn and disposals	(10,561)	(2,445)	(2,445)
Transfer to retained earnings	(40)	(629)	(629)

At end of period	2,492	16,426	16,895

Total equity at end of period	79,294	72,092	94,631

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	(132)	(1,818)	(1,346)
Preference shareholders	105	510	878
Paid-in equity holders	19	36	57
Ordinary and B shareholders	1,549	(3,692)	(5,747)

	1,541	(4,964)	(6,158)

Condensed consolidated cash flow statement
for the half year ended 30 June 2010 (unaudited)

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Operating activities
Operating profit/(loss) before tax	1,169	(351)	(2,647)
Operating (loss)/profit before tax on discontinued operations	(618)	42	(49)
Adjustments for non-cash items	2,571	16,800	18,387

Net cash inflow from trading activities	3,122	16,491	15,691
Changes in operating assets and liabilities	(13,954)	(18,455)	(15,964)

Net cash flows from operating activities before tax	(10,832)	(1,964)	(273)
Income taxes received/(paid)	411	(284)	(719)

Net cash flows from operating activities	(10,421)	(2,248)	(992)

Net cash flows from investing activities	822	4,461	54

Net cash flows from financing activities	(12,795)	(5,525)	18,791

Effects of exchange rate changes on cash and cash equivalents	(355)	(10,836)	(8,592)

Net (decrease)/increase in cash and cash equivalents	(22,749)	(14,148)	9,261
Cash and cash equivalents at beginning of period	144,186	134,925	134,925

Cash and cash equivalents at end of period	121,437	120,777	144,186

Notes on statutory results

1. Basis of preparation

The Group's business activities and financial position, and the factors likely to affect its future development and performance are discussed in pro forma results on pages 61 to 76. Its objectives and policies in managing the financial risks to which it is exposed and its capital is discussed in the Risk and capital management on pages 78 to 143. The risk factors which could materially affect the Group's future results are set out on pages 196 to 217. The Group's regulatory capital resources are set on page 193. Pages 115 to 119 describe the Group's funding and liquidity management.

Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2010 have been prepared on a going concern basis.

In certain notes relating to the consolidated balance sheet, the Group's financial position before RFS Holdings minority interest is analysed separately.

2. Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU"). It also complies with IFRS as issued by the IASB. These interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'.  Apart from adoption of IFRIC 17 and revised IFRS 3 (see below), there have been no significant changes to the Group's principal accounting policies as set out on pages 248 to 257 of the 2009 Report and Accounts.

The Group has adopted the revised IFRS 3 Business Combinations and related revisions to IAS 27 Consolidated and Separate Financial Statements issued in January 2008 and also The International Financial Reporting Interpretations Committee's (IFRIC) interpretation IFRIC 17 'Distributions of Non-Cash Assets to Owners' and the IASB's consequential amendments to IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations' issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information.  There have been no material acquisitions in the period and no disposals have been affected.  In accordance with IFRS 5, before and after the amendment, the Dutch retail and other banking businesses that were transferred to the Dutch State on 1 April 2010 have been recognised as discontinued operations with consequent changes to the presentation of comparative financial information.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group's interim financial statements for the six months ended 30 June 2010: April 2009 Annual Improvements to IFRS - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and IAS 39 Financial Instruments: Recognition and Measurement - limited changes to IAS 39 issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

Notes on statutory results(continued)

2. Accounting policies (continued)

Recent developments in IFRS

The IASB issued Improvements to IFRSs in May 2010 implementing minor changes to IFRS, making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording. The revisions are generally effective for annual periods beginning on or after 1 July 2010.

3. Pensions

Pension costs for the half year ended 30 June 2010 amounted to £260 million (half year ended 30 June 2009 - £404 million; year ended 31 December 2009 - £742 million excluding curtailment gains), net of a £74 million gain in US Retail & Commercial associated with changes to its defined benefit pension plan. Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2009.

The most recent funding valuation of the main UK scheme, as at 31 March 2007, showed a surplus of assets over liabilities of £0.7 billion. The next valuation as at 31 March 2010 is currently in progress and the Group expects this valuation to show that liabilities exceed the value of the assets. Following this valuation, the Group and scheme Trustees will agree the level of contributions to be paid to the scheme. This could result in the amount of contributions payable in 2010 and subsequent years being materially different from the current rates based on the previous valuation.

Curtailment gains of £2,148 million were recognised in the second half of 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

Notes on statutory results(continued)

4. Analysis of income, expenses and impairment losses

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Loans and advances to customers	9,451	11,949	21,356
Loans and advances to banks	271	481	830
Debt securities	1,858	2,211	4,125

Interest receivable	11,580	14,641	26,311

Customer accounts	1,834	2,734	4,761
Deposits by banks	715	1,771	2,898
Debt securities in issue	1,701	2,986	4,482
Subordinated liabilities	237	732	1,291
Internal funding of trading businesses	(125)	(431)	(509)

Interest payable	4,362	7,792	12,923

Net interest income	7,218	6,849	13,388

Fees and commissions receivable	4,104	4,466	8,738
Fees and commissions payable - banking	(1,007)	(1,091)	(2,424)
Fees and commissions payable - insurance related	(144)	(260)	(366)

Net fees and commissions	2,953	3,115	5,948

Foreign exchange	832	1,663	2,340
Interest rate	1,161	3,236	3,883
Credit	1,208	(3,751)	(4,147)
Other	675	816	1,685

Income from trading activities	3,876	1,964	3,761

Gain on redemption of own debt (1)	553	3,790	3,790

Operating lease and other rental income	687	662	1,323
Changes in the fair value of own debt	305	(60)	51
Changes in the fair value of securities and other financial assets and liabilities	(151)	(17)	42
Changes in the fair value of investment properties	(108)	(147)	(117)
Profit on sale of securities	154	46	162
Profit on sale of property, plant and equipment	12	25	40
(Loss)/profit on sale of subsidiaries and associates	(358)	219	(144)
Life business profits	12	24	156
Dividend income	41	43	78
Share of profits less losses of associated entities	48	(47)	(268)
Other income	151	(102)	(450)

Other operating income	793	646	873

Non-interest income (excluding insurance net premium income)	8,175	9,515	14,372

Insurance net premium income	2,567	2,657	5,266

Total non-interest income	10,742	12,172	19,638

Note:

(1)

In May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.  Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £553 million were credited to profit or loss.  No amounts have been recognised in profit or loss in relation to the redemption of securities classified as equity in the Group financial statements. The difference between the consideration and the carrying value for these securities amounting to £651 million has been recorded in equity.

A similar series of exchange and tender offers concluded in April 2009 resulting in a gain of £3,790 million and £829 million being recorded in equity.

Notes on statutory results(continued)

4. Analysis of income, expenses and impairment losses (continued)

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	4,373	4,402	8,368
- bonus tax	69	-	208
- social security costs	352	330	675
- pension costs - gains on pensions curtailment	-	-	(2,148)
- pension costs - other	260	404	742
Premises and equipment	1,082	1,278	2,594
Other	2,033	2,203	4,449

Administrative expenses	8,169	8,617	14,888
Write-down of goodwill and other intangible assets	-	311	363
Depreciation and amortisation	1,001	1,032	2,166

Operating expenses*	9,170	9,960	17,417

General insurance	2,455	1,865	4,223
Bancassurance	4	26	134

Insurance net claims	2,459	1,891	4,357

Loan impairment losses	5,081	6,796	13,090
Securities impairment losses	81	725	809

Impairment losses	5,162	7,521	13,899

*Operating expenses include:

Integration and restructuring costs:
- administrative expenses	420	726	1,268
- depreciation and amortisation	2	8	18

	422	734	1,286
Amortisation of purchased intangible assets	150	140	272

	572	874	1,558

Notes on statutory results(continued)

5. Loan impairment provisions

Operating profit/(loss) is stated after charging loan impairment losses of £5,081 million (full year 2009 - £13,090 million).  The balance sheet loan impairment provisions decreased in the half year ended 30 June 2010 from £17,283 million to £16,166 million and the movements thereon were:

	First half 2010	Full year 2009 (audited)
	£m	£m

At beginning of period	17,283	11,016
Transfers to disposal groups	(67)	(324)
Currency translation and other adjustments	(160)	(530)
Disposals	(2,127)	(65)
Amounts written-off	(3,781)	(6,939)
Recoveries of amounts previously written-off	150	399
Charge to income statement
- continuing operations	5,081	13,090
- discontinued operations	-	1,044
Unwind of discount	(213)	(408)

At end of period	16,166	17,283

The provision at 30 June 2010 includes £139 million (31 December 2009 - £157 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £81 million (31 December 2009 - £809 million) relating to securities.

6. Taxation

The charge/(credit) for taxation differs from the tax charge/(credit) computed by applying the standard UK corporation tax rate of 28% as follows:

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Profit/(loss) before tax from continuing operations	1,169	(351)	(2,647)

Expected tax charge/(credit)	327	(98)	(741)
Non-deductible goodwill impairment	-	87	102
Other non-deductible items	229	89	234
Non-taxable items:
- gain on redemption of own debt	(12)	(692)	(693)
- other	(64)	(176)	(410)
Taxable foreign exchange movements	(7)	(23)	(1)
Foreign profits taxed at other rates	338	18	276
Losses in period not recognised	355	184	780
Losses brought forward and utilised	(11)	(23)	(94)
Adjustments in respect of prior periods	(223)	178	118

Actual tax charge/(credit)	932	(456)	(429)

Notes on statutory results(continued)

6. Taxation (continued)

Change in the rate of corporation tax

In his budget, the Chancellor announced the UK Government's intention to reduce the rate of UK corporation tax by 1% in each of the four years beginning in April 2011.  The first 1% reduction is included in the Finance (No 2) Act 2010 which received Royal Assent on 27 July 2010.  In accordance with IAS 12 Income Taxes, the Group's UK deferred tax balances will be remeasured at the time the changes in rate are substantively enacted.  It is estimated that the initial 1% reduction, which will be reflected in the Group's results for the third quarter of 2010, will reduce the Group's deferred tax liabilities by approximately £60 million and deferred tax assets by approximately £150 million.  There will be a resulting profit or loss tax charge of £90 million.  The further rate reductions are expected to be enacted (and therefore recorded) over the next three years.  The effect of these reductions, which will depend on the Group's UK deferred tax liabilities and assets at the time the changes are enacted, cannot be quantified.

7. (Loss)/profit attributable to minority interests

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Trust preferred securities	10	45	39
Investment in Bank of China	-	359	359
Sempra	20	144	234
ABN AMRO	(643)	79	(295)
Other	11	4	12

(Loss)/profit attributable to minority interests	(602)	631	349

8. Other owners' dividends

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	105	179	342
Non-cumulative preference shares of €0.01	-	57	201
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	274	274
- other	-	-	61

Paid-in equity holders
Interest on securities classified as equity, net of tax	19	36	57

	124	546	935

Note:

(1)	Includes £50 million redemption premium on repayment of preference shares.

Notes on statutory results(continued)

9. Dividends

The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

10. Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders	39	(984)	(3,535)
Gain on redemption of preference shares and paid-in equity	610	200	200

Adjusted profit/(loss) from continuing operations attributable to ordinary and B shareholders	649	(784)	(3,335)

Loss from discontinued operations attributable to ordinary and B shareholders	(30)	(58)	(72)

Number of shares (millions)
Ordinary shares in issue during the period	56,326	46,719	51,494
B shares in issue during the period	51,000	-	1,397

Weighted average number of ordinary and B shares in issue during the period	107,326	46,719	52,891
Effect of dilutive share options and convertible securities	16,536	-	438

Diluted weighted average number of ordinary and B shares in issue during the period	123,862	46,719	53,329

Basic earnings/(loss) per ordinary and B share from continuing operations	0.6p	(1.7p)	(6.3p)

Diluted earnings/(loss) per ordinary and B share from continuing operations	0.5p	(1.7p)	(6.3p)

Basic loss per ordinary and B share from discontinued operations	-	(0.1p)	(0.1p)

Diluted loss per ordinary and B share from discontinued operations	-	(0.1p)	(0.1p)

Notes on statutory results(continued)

11. Segmental analysis

There have been no significant changes in the Group's divisions as set out on page 341 of the 2009 Report and Accounts. Total revenue, operating profit/(loss) before tax and total assets by division are shown in the tables below.

	First half 2010			First half 2009			Full year 2009
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,386	183	3,569	3,525	365	3,890	7,156	599	7,755
UK Corporate	2,151	47	2,198	2,419	57	2,476	4,563	118	4,681
Wealth	467	296	763	411	465	876	813	820	1,633
Global Banking & Markets	6,082	2,481	8,563	8,970	4,453	13,423	13,756	9,142	22,898
Global Transaction Services	1,454	1	1,455	1,392	33	1,425	2,923	60	2,983
Ulster Bank	753	70	823	866	49	915	1,604	104	1,708
US Retail & Commercial	1,932	148	2,080	2,213	203	2,416	4,080	378	4,458
RBS Insurance	2,452	5	2,457	2,446	12	2,458	5,018	19	5,037
Central items	2,556	3,466	6,022	386	6,173	6,559	1,964	10,825	12,789

Core	21,233	6,697	27,930	22,628	11,810	34,438	41,877	22,065	63,942
Non-Core	3,257	107	3,364	1,438	538	1,976	3,358	1,292	4,650

	24,490	6,804	31,294	24,066	12,348	36,414	45,235	23,357	68,592
Reconciling items
RFS Holdings minority interest	(1,091)	1,120	29	(11)	1	(10)	(155)	-	(155)
Gain on redemption of own debt	553	-	553	3,790	-	3,790	3,790	-	3,790
Strategic disposals	(358)	-	(358)	453	-	453	132	-	132
Elimination of intra-group transactions	-	(7,924)	(7,924)	-	(12,349)	(12,349)	-	(23,357)	(23,357)

	23,594	-	23,594	28,298	-	28,298	49,002	-	49,002

Notes on statutory results(continued)

11. Segmental analysis (continued)

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Operating profit/(loss) before tax
UK Retail	416	37	229
UK Corporate	708	406	1,125
Wealth	143	212	420
Global Banking & Markets	2,547	4,517	5,709
Global Transaction Services	512	496	973
Ulster Bank	(314)	(8)	(368)
US Retail & Commercial	169	(51)	(113)
RBS Insurance	(253)	217	58
Central items	537	177	292

Core	4,465	6,003	8,325
Non-Core	(2,883)	(9,357)	(14,557)

	1,582	(3,354)	(6,232)

Reconciling items
RFS Holdings minority interest	33	(55)	(356)
Amortisation of purchased intangible assets	(150)	(140)	(272)
Integration and restructuring costs	(422)	(734)	(1,286)
Gain on redemption of own debt	553	3,790	3,790
Strategic disposals	(358)	453	132
Bonus tax	(69)	-	(208)
Gains on pensions curtailment	-	-	2,148
Write-down of goodwill and other intangible assets	-	(311)	(363)

	1,169	(351)	(2,647)

	30 June 2010	31 December 2009
	£m	£m

Total assets
UK Retail	112,819	110,987
UK Corporate	118,374	114,854
Wealth	19,842	17,952
Global Banking & Markets	897,120	826,054
Global Transaction Services	25,698	18,380
Ulster Bank	40,583	44,021
US Retail & Commercial	78,228	75,369
RBS Insurance	12,313	11,973
Central items	82,527	82,041

Core	1,387,504	1,301,631
Non-Core	193,349	220,850

	1,580,853	1,522,481
RFS Holdings minority interest	1,200	174,005

	1,582,053	1,696,486

Notes on statutory results(continued)

12. Discontinued operations and assets and liabilities of disposal groups

(Loss)/profit from discontinued operations, net of tax
	First half 2010	First half 2009	Full year 2009 (audited)
	£m	£m	£m

Discontinued operations
Total income	1,435	2,820	5,664
Operating expenses	(820)	(1,931)	(4,061)
Insurance net claims	(163)	(243)	(500)
Impairment losses	(39)	(539)	(1,051)

Profit before tax	413	107	52
Gain on disposal before recycling of reserves	57	-	-
Recycled reserves	(1,076)	-	-

Operating (loss)/profit before tax	(606)	107	52
Tax on profit	(88)	(15)	(58)

(Loss)/profit after tax	(694)	92	(6)

Businesses acquired exclusively with a view to disposal
Loss after tax	(12)	(62)	(99)

(Loss)/profit from discontinued operations, net of tax	(706)	30	(105)

Discontinued operations reflect the results of the State of the Netherlands and Santander in RFS Holdings following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. Consortium partners' results for the first half of 2010 are classified as discontinued operations and prior periods have been restated accordingly.

Notes on statutory results(continued)

12. Discontinued operations and assets and liabilities of disposal groups (continued)

	30 June 2010			31 December
	Sempra	Other	Total	2009
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	183	183	129
Loans and advances to banks	319	635	954	388
Loans and advances to customers	740	3,434	4,174	3,216
Debt securities and equity shares	41	3,482	3,523	904
Derivatives	5,811	-	5,811	6,361
Intangible assets	256	524	780	238
Settlement balances	1,486	-	1,486	1,579
Property, plant and equipment	99	103	202	136
Other assets	3,974	1,085	5,059	5,417

Discontinued operations and other disposal groups	12,726	9,446	22,172	18,368
Assets acquired exclusively with a view to disposal	-	168	168	174

	12,726	9,614	22,340	18,542

Liabilities of disposal groups
Deposits by banks	737	540	1,277	618
Customer accounts	357	5,790	6,147	8,907
Derivatives	5,486	35	5,521	6,683
Settlement balances	1,541	-	1,541	950
Subordinated liabilities	-	5	5	6
Other liabilities	630	2,471	3,101	1,675

Discontinued operations and other disposal groups	8,751	8,841	17,592	18,839
Liabilities acquired exclusively with a view to disposal	-	23	23	51

	8,751	8,864	17,615	18,890

At 30 June 2010, disposal groups comprised the assets and liabilities of:

•	RBS Sempra Commodities;

•	the Group's life assurance business in the United Kingdom;

•	Global Merchant Services;

•	RBS factoring businesses in France and Germany;

•	certain of the Group's retail and commercial businesses across Asia; and

•	certain of the Group's commercial lending businesses in Latin America.

At 31 December 2009, disposal groups comprised the assets and liabilities of:

•	RBS Sempra Commodities;

•	the Group's retail and commercial businesses across Asia and wholesale banking business in Vietnam, the Philippines, Taiwan and Pakistan;

•	certain of the Group's commercial lending business in Latin America; and

•	the remaining ABN AMRO business, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

Notes on statutory results(continued)

13. Financial instruments

Classification

The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value through profit or loss (DFV), available-for-sale (AFS) and loans and receivables (LAR). Assets and liabilities outside the scope of IAS 39 are shown separately. The tables in this note and notes 14, 15 and 18 show both Group before RFS Holdings minority interest (RFS MI) and Group.

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Group before RFS MI	RFS MI	Total
At 30 June 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	29,591	-	-	29,591	-	29,591
Loans and advances - banks	66,753	-	-	35,381	-	-	102,134	18	102,152
- customers (1)	48,891	1,631	-	516,282	11,932	-	578,736	35	578,771
Debt securities	103,161	619	123,941	8,539	-	-	236,260	-	236,260
Equity shares	13,768	688	2,870	-	-	-	17,326	-	17,326
Settlement balances	-	-	-	20,718	-	-	20,718	-	20,718
Derivatives (2)	522,871	-	-	-	-	-	522,871	-	522,871
Intangible assets	-	-	-	-	-	14,482	14,482	-	14,482
Property, plant and equipment	-	-	-	-	-	17,608	17,608	-	17,608
Deferred taxation	-	-	-	-	-	5,841	5,841	(2)	5,839
Prepayments, accrued income and other assets	-	-	-	1,175	-	12,455	13,630	465	14,095
Assets of disposal groups	-	-	-	-	-	21,656	21,656	684	22,340

Group before RFS MI	755,444	2,938	126,811	611,686	11,932	72,042	1,580,853
RFS MI (3)	-	-	-	53	-	1,147		1,200

Total assets	755,444	2,938	126,811	611,739	11,932	73,189			1,582,053

Deposits by banks	61,864	-	-	-	78,915	-	140,779	96	140,875
Customer accounts	58,137	4,037	-	-	429,371	-	491,545	-	491,545
Debt securities in issue	5,703	39,947	-	-	171,667	-	217,317	-	217,317
Settlement balances and short positions	42,994	-	-	-	19,730	-	62,724	-	62,724
Derivatives (2)	508,966	-	-	-	-	-	508,966	-	508,966
Accruals, deferred income and other liabilities	-	-	-	-	2,386	22,456	24,842	25	24,867
Retirement benefit liabilities	-	-	-	-	-	2,600	2,600	11	2,611
Deferred taxation	-	-	-	-	-	2,126	2,126	69	2,195
Insurance liabilities	-	-	-	-	-	6,521	6,521	-	6,521
Subordinated liabilities	-	1,107	-	-	26,416	-	27,523	-	27,523
Liabilities of disposal groups	-	-	-	-	-	16,999	16,999	616	17,615

Group before RFS MI	677,664	45,091	-	-	728,485	50,702	1,501,942
RFS MI (3)	-	-	-	-	96	721		817

Total liabilities	677,664	45,091	-	-	728,581	51,423			1,502,759

Equity									79,294

									1,582,053

For notes to this table refer to page 168.

Notes on statutory results(continued)

13. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Group before RFS MI	RFS MI	Group
At 31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	51,548	-	-	51,548	713	52,261
Loans and advances: - banks	45,449	-	-	38,425	-	-	83,874	7,879	91,753
- customers (1)	41,684	1,981	-	538,931	13,098		595,694	132,699	728,393
Debt securities	111,413	2,429	125,382	9,871	-	-	249,095	18,159	267,254
Equity shares	11,318	2,083	2,559	-	-	-	15,960	3,568	19,528
Settlement balances	-	-	-	12,024	-	-	12,024	9	12,033
Derivatives (2)	438,199	-	-	-	-	-	438,199	3,255	441,454
Intangible assets	-	-	-	-	-	14,786	14,786	3,061	17,847
Property, plant and equipment	-	-	-	-	-	17,773	17,773	1,624	19,397
Deferred taxation	-	-	-	-	-	6,492	6,492	547	7,039
Prepayments, accrued income and other assets	-	-	-	1,421	-	17,183	18,604	2,381	20,985
Assets of disposal groups	-	-	-	-	-	18,432	18,432	110	18,542

Group before RFS MI	648,063	6,493	127,941	652,220	13,098	74,666	1,522,481
RFS MI (3)	7,042	283	18,250	140,707	-	7,723		174,005

Total assets	655,105	6,776	146,191	792,927	13,098	82,389			1,696,486

Deposits by banks	53,609	-	-	-	100,039	-	153,648	(11,504)	142,144
Customer accounts	52,737	5,256	-	-	424,611	-	482,604	131,598	614,202
Debt securities in issue	3,925	41,444	-	-	200,960	-	246,329	21,239	267,568
Settlement balances and short positions	40,463	-	-	-	10,412	-	50,875	1	50,876
Derivatives (1)	421,534	-	-	-	-	-	421,534	2,607	424,141
Accruals, deferred income and other liabilities	-	-	-	-	2,355	22,269	24,624	5,703	30,327
Retirement benefit liabilities	-	-	-	-	-	2,715	2,715	248	2,963
Deferred taxation	-	-	-	-	-	2,161	2,161	650	2,811
Insurance liabilities	-	-	-	-	-	7,633	7,633	2,648	10,281
Subordinated liabilities	-	1,277	-	-	30,261	-	31,538	6,114	37,652
Liabilities of disposal groups	-	-	-	-	-	18,857	18,857	33	18,890

Group before RFS MI	572,268	47,977	-	-	768,638	53,635	1,442,518
RFS MI (3)	2,738	3,417	-	-	143,901	9,281		159,337

Total liabilities	575,006	51,394	-	-	912,539	62,916			1,601,855

Equity									94,631

									1,696,486

For notes to this table refer to page 168.

Notes on statutory results(continued)

13. Financial instruments (continued)

Classification (continued)

Notes:

(1)

At 30 June 2010 assets of £11,932 million and liabilities of £488 million in respect of finance leases are included in other financial instruments (31 December 2009 - £12,570 million and £19 million respectively).

(2)	HFT derivatives include hedging derivatives.
(3)	RFS MI comprises the following financial instruments at 31 December 2009:
(a)

HFT assets of £7,042 million: loans to customers - £593 million, debt securities - £69 million, equity shares - £3,125 million and derivatives - £3,255 million; HFT liabilities of £2,738 million: customer accounts - £131 million, and derivatives - £2,607 million;

	(b)	DFV assets of £283 million: debt securities - £174 million, equity shares - £109 million; DFV liabilities of £3,417 million: customer accounts - £3,324 million, debt securities in issue - £93 million;
	(c)	AFS assets of £18,250 million: debt securities - £17,916 million and equity shares - £334 million;
(d)

Loans and receivables of £140,969 million: cash and balances at central banks - £713 million; loans and advances to banks - £7,879 million, loans and advances to customers - £132,106 million; settlement balances - £9 million; and

(e)

Amortised cost liabilities of £143,901 million: deposits by banks - £(11,504) million, customer accounts - £128,143 million, debt securities in issue - £21,146 million, settlement balances and short positions - £1 million, accruals, deferred income and other liabilities - £1 million, subordinated liabilities - £ 6,114 million.

Reclassification of financial instruments

As permitted by amended IAS 39, the Group reclassified financial assets from the HFT and AFS categories into the loans and receivables category and from the HFT category into the AFS category in 2008 and 2009. There were no reclassifications in the first half of 2010. The following tables detail the effect of the reclassifications and the balance sheet values of the reclassified assets.

Reduction in profit for the half year ended 30 June 2010 as a result of reclassifications
£m

From HFT to:
AFS	172
LAR	418

590

Notes on statutory results(continued)

13. Financial instruments (continued)

Reclassification of financial instruments (continued)

	30 June 2010		31 December 2009
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

From HFT to:
AFS	7,343	7,343	7,629	7,629
LAR	10,596	8,861	12,933	10,644

	17,939	16,204	20,562	18,273
From AFS to:
LAR	969	808	869	745

	18,908	17,012	21,431	19,018

During the half year ended 30 June 2010, the balance sheet value of reclassified assets decreased by £2.5 billion. This was primarily due to disposals and repayments of £2.9 billion and impairment charges of £0.2 billion, offset by foreign exchange gains of £0.5 billion and gains taken to the AFS reserve of £0.2 billion.

For assets reclassified from HFT to AFS, net unrealised losses recorded in equity at 30 June 2010 were £0.4 billion (31 December 2009 - £0.6 billion).

Financial instruments carried at fair value

Refer to Note 11 - Financial instruments, of the Group's 2009 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation reserves

When valuing financial instruments, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	30 June 2010	31 December 2009
	£m	£m

Credit valuation adjustments:
Monoline insurers	3,599	3,796
CDPCs	791	499
Other counterparties	1,916	1,588

	6,306	5,883

Bid-offer and liquidity reserves	2,826	2,814

	9,132	8,697
Debit valuation adjustments ('own credit'):
Debt securities in issue	(2,604)	(2,331)
Derivatives	(551)	(467)

Total debit valuation adjustments	(3,155)	(2,798)

Total reserves	5,977	5,899

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. CVA is discussed in Risk and capital management - Other risk exposures - Credit valuation adjustments (page 132).

Bid-offer and liquidity reserves ? fair value positions are adjusted to bid or offer levels by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

 Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation reserves (continued)

Own credit - the Group takes into account the effect of its own credit standing, when valuing financial liabilities recorded at fair value, in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or subordinated debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from Credit Default Swap prices.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by the conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

Key points

•

There was an overall increase in the own credit adjustment due to credit spreads widening, partially offset by the net impact of foreign exchange movements in the first half of the year and early redemption of a 20 year subordinated debt issuance as part of the Group's liability management exercise.

•	The cumulative movements in the post tax fair value of own debt through the income statement was £1.7 billion at 30 June 2010 (31 March 2010 - £1.3 billion; 31 December 2009 - £1.4 billion).

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation hierarchy

The table below shows financial instruments carried at fair value, by valuation method.

	30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Assets
Loans and advances:
- reverse repos	71.5	-	71.5	-	53.2	-	53.2	-
- other	45.8	-	44.5	1.3	35.9	-	34.8	1.1

	117.3	-	116.0	1.3	89.1	-	88.0	1.1
Debt securities:
- government	132.7	119.0	13.7	-	134.1	118.2	15.9	-
- RMBS (1)	48.6	-	48.1	0.5	57.1	-	56.6	0.5
- CMBS (2)	4.6	-	4.1	0.5	4.1	-	4.0	0.1
- CDOs (3)	3.8	-	0.9	2.9	3.6	-	2.6	1.0
- CLOs (4)	9.0	-	7.7	1.3	8.8	-	8.0	0.8
- other ABS (5)	5.6	-	4.0	1.6	6.1	-	5.2	0.9
- corporate	9.4	-	8.7	0.7	10.5	-	9.9	0.6
- banks and building societies and other	14.0	-	13.8	0.2	14.9	-	14.7	0.2

	227.7	119.0	101.0	7.7	239.2	118.2	116.9	4.1
Equity shares	17.3	13.1	2.4	1.8	16.0	12.2	2.5	1.3
Derivatives:
- foreign exchange	85.1	-	85.0	0.1	68.3	-	68.1	0.2
- interest rate	392.8	0.2	390.7	1.9	321.5	0.3	319.7	1.5
- equities and commodities	5.9	0.1	5.8	-	6.7	0.3	6.1	0.3
- credit - APS (6)	1.4	-	-	1.4	1.4	-	-	1.4
- credit - other	37.7	-	33.4	4.3	40.3	0.1	37.2	3.0

	522.9	0.3	514.9	7.7	438.2	0.7	431.1	6.4

Group before RFS MI	885.2	132.4	734.3	18.5	782.5	131.1	638.5	12.9
RFS MI (7)	-	-	-	-	25.6	15.4	10.0	0.2

Total assets	885.2	132.4	734.3	18.5	808.1	146.5	648.5	13.1

Of which available-for-sale:
Debt securities:
- government	66.2	59.6	6.6	-	64.9	58.3	6.6	-
- RMBS (1)	34.1	-	33.9	0.2	37.2	-	37.0	0.2
- CMBS (2)	1.5	-	1.5	-	1.6	-	1.6	-
- CDOs (3)	2.1	-	0.6	1.5	1.6	-	1.2	0.4
- CLOs (4)	5.7	-	5.0	0.7	5.5	-	5.4	0.1
- other ABS (5)	4.3	-	3.0	1.3	4.6	-	4.0	0.6
- corporate	2.3	-	2.3	-	2.5	-	2.5	-
- banks and building societies and other	7.7	-	7.7	-	7.5	-	7.5	-

	123.9	59.6	60.6	3.7	125.4	58.3	65.8	1.3
Equity shares	2.9	0.3	1.5	1.1	2.6	0.3	1.6	0.7

Group before RFS MI	126.8	59.9	62.1	4.8	128.0	58.6	67.4	2.0
RFS MI (7)	-	-	-	-	18.2	12.2	6.0	-

Group	126.8	59.9	62.1	4.8	146.2	70.8	73.4	2.0

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Liabilities
Deposits:
- repos	70.4	-	70.4	-	62.5	-	62.5	-
- other	53.6	-	53.5	0.1	49.1	-	49.0	0.1

	124.0	-	123.9	0.1	111.6	-	111.5	0.1
Debt securities in issue	45.7	-	44.4	1.3	45.4	-	43.1	2.3
Short positions	43.0	31.7	10.2	1.1	40.5	27.1	13.2	0.2
Derivatives:
- foreign exchange	88.7	-	88.6	0.1	63.6	-	63.6	-
- interest rate	377.5	0.4	376.2	0.9	309.3	0.1	308.4	0.8
- equities and commodities	9.0	-	8.9	0.1	9.5	0.8	8.5	0.2
- credit	33.8	-	33.3	0.5	39.1	-	38.2	0.9

	509.0	0.4	507.0	1.6	421.5	0.9	418.7	1.9
Other financial liabilities	1.1	-	1.1	-	1.3	-	1.3	-

Group before RFS MI	722.8	32.1	686.6	4.1	620.3	28.0	587.8	4.5
RFS MI (7)	-	-	-	-	6.1	0.2	5.8	0.1

Total liabilities - Group	722.8	32.1	686.6	4.1	626.4	28.2	593.6	4.6

For notes to this table refer to page 175.

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2010			31 December 2009
	Level 3	Level 3 sensitivity (8)		Level 3	Level 3 sensitivity (8)
	£bn	£m	£m	£bn	£m	£m

Assets
Loans and advances	1.3	60	(50)	1.1	80	(40)
Debt securities:
- government	-	-	-	-	-	-
- RMBS (1)	0.5	70	(60)	0.5	30	(10)
- CMBS (2)	0.5	60	(40)	0.1	30	-
- CDOs (3)	2.9	250	(100)	1.0	130	(80)
- CLOs (4)	1.3	120	(70)	0.8	80	(50)
- other ABS (5)	1.6	140	(100)	0.9	120	(40)
- corporate	0.7	70	(70)	0.6	70	(20)
- banks and building societies and other	0.2	20	(60)	0.2	10	(30)

	7.7	730	(500)	4.1	470	(230)
Equity shares	1.8	260	(310)	1.3	260	(200)
Derivatives:
- foreign exchange	0.1	10	(10)	0.2	10	-
- interest rate	1.9	130	(150)	1.5	80	(100)
- equities and commodities	-	-	-	0.3	20	(20)
- credit: APS (6)	1.4	1,810	(1,600)	1.4	1,370	(1,540)
- credit: other	4.3	470	(370)	3.0	420	(360)

	7.7	2,420	(2,130)	6.4	1,900	(2,020)

Group before RFS MI	18.5	3,470	(2,990)	12.9	2,710	(2,490)
RFS MI (7)	-	-	-	0.2	20	(20)

Total assets - Group	18.5	3,470	(2,990)	13.1	2,730	(2,510)

Liabilities
Deposits	0.1	30	(30)	0.1	-	(10)
Debt securities in issue	1.3	40	(30)	2.3	50	(10)
Short positions	1.1	30	(120)	0.2	10	(20)
Derivatives:
- foreign exchange	0.1	-	-	-	-	-
- interest rate	0.9	50	(50)	0.8	40	(60)
- equities and commodities	0.1	10	(10)	0.2	20	(70)
- credit	0.5	60	(60)	0.9	80	(100)

	1.6	120	(120)	1.9	140	(230)
Other financial liabilities	-	-	-	-	-	-

Group before RFS MI	4.1	220	(300)	4.5	200	(270)
RFS MI (7)	-	-	-	0.1	-	-

Total liabilities - Group	4.1	220	(300)	4.6	200	(270)

For notes to this table refer to page 175.

Notes on statutory results(continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Amounts classified as available-for-sale included above comprise:

	30 June 2010			31 December 2009
	Level 3	Level 3 sensitivity (7)		Level 3	Level 3 sensitivity (7)
	£bn	£m	£m	£bn	£m	£m
- RMBS (1)	0.2	10	-	0.2	-	-
- CDOs (3)	1.5	120	(40)	0.4	40	(20)
- CLOs (4)	0.7	60	(20)	0.1	10	(10)
- other ABS (5)	1.3	90	(50)	0.6	40	(20)

	3.7	280	(110)	1.3	90	(50)
Equity shares	1.1	140	(160)	0.7	100	(90)

Group before RFS MI and Group	4.8	420	(270)	2.0	190	(140)

Notes:

(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised debt obligations.
(4)	Collateralised loan obligation.
(5)	Asset-backed securities.
(6)	Asset Protection Scheme.
(7)	RFS MI 2009 financial instruments carried at fair value at 31 December 2009 comprised:
(a) Loans and advances: £0.6 billion is level 2;
(b) Debt securities: £18.2 billion of which £12.1 billion is level 1 and £6.1 billion in level 2;
(c) Equity shares of £3.5 billion of which £3.2 billion is level 1, £0.1 billion is level 2 and £0.2 billion is level 3;
(d) Derivative assets of £3.3 billion of which £0.1 billion is level 1 and £3.2 billion is level 2;
(e) Deposits of £3.4 billion in level 2;
(f) Debt securities in issue of £0.1 billion is level 1; and
(g) Derivative liabilities of £2.6 billion of which £0.2 billion is in level 1, £2.3 billion in level 2 and £0.1 billion is level 3.
(8)

Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(9)	For details on levels 1, 2 and 3 refer to Note 11 - Financial instruments of the Group's 2009 Annual Report and Accounts.

Notes on statutory results (continued)

13. Financial instruments (continued)

Level 3 portfolios movement table

	1 January 2010	Gains or losses (1)	Transfers		Purchases and issues	Sales and settlements	FX (2)	30 June 2010
			In	Out
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	1,059	13	251	(62)	103	(101)	40	1,303
Debt securities	2,622	338	1,451	(246)	604	(829)	37	3,977
Equity shares	711	(36)	7	(42)	299	(176)	(42)	721
Derivatives	6,429	611	2,211	(471)	159	(1,283)	13	7,669

	10,821	926	3,920	(821)	1,165	(2,389)	48	13,670

AFS:
Debt securities	1,325	528	2,845	(762)	53	(273)	(8)	3,708
Equity shares	749	(15)	3	-	579	(225)	(15)	1,076

	2,074	513	2,848	(762)	632	(498)	(23)	4,784

Total assets (3)	12,895	1,439	6,768	(1,583)	1,797	(2,887)	25	18,454

Liabilities
Deposits	103	-	-	(43)	-	-	3	63
Debt securities in issue	2,280	(53)	-	(703)	12	(163)	(29)	1,344
Short positions	184	(5)	934	(107)	54	-	(4)	1,056
Derivatives	1,987	(78)	124	(405)	47	(129)	64	1,610
Other	1	-	-	-	-	(1)	-	-

Total liabilities (3)	4,555	(136)	1,058	(1,258)	113	(293)	34	4,073

Notes:

(1)	Net gains recognised in the income statement and statement of comprehensive income during the period were £806 million and £497 million respectively.
(2)	Foreign exchange movements.
(3)	Balances of £160 million of debt securities and £65 million of debt securities in issue at 1 January 2010, relating to RFS MI were excluded from the table above.

Notes on statutory results (continued)

13. Financial instruments (continued)

Key points

•

Total assets carried at fair value increased from £782.5 billion at 31 December 2009 to £885.2 billion at 30 June 2010, principally reflecting an increase in derivatives - £84.7 billion, reverse repos - £18.3 billion, other loans - £9.9 billion, including derivative cash collateral, partially offset by a decrease in debt securities - £11.5 billion.

•

Level 3 assets, 2.1% (31 December 2009 - 1.6%) of total assets carried at fair value, increased by £5.6 billion to £18.5 billion due primarily to transfers from level 2, reflecting the movement of some lower quality AFS CDOs and CLOs in Non-Core, where price discovery indicates uncertainty in observability. In addition, the use of more conservative internal recovery rates for the calculation of CVA for certain monolines resulted in these credit derivatives moving to level 3. Increase in level 3 equity shares primarily reflects the effect of debt restructuring in Non-Core.

•

Level 3 liabilities decreased marginally with increases in short positions, reflecting transfers of lower quality ABS to level 3 as in assets above, being offset by decreases in other categories. Debt securities in issue have reduced in the period due to transfers to level 2 and the early redemption of a note as part of the Group's liability management exercise.

•	There were no significant transfers between levels 1 and 2 in the period.

 Notes on statutory results (continued)

14. Debt securities

	Central and local government			Banks and building societies	ABS	Corporate	Other	Group before RFS MI	RFS MI	Group
	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
HFT	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161	-	103,161
DFV	1	-	357	3	234	24	-	619	-	619
AFS	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941	-	123,941
LAR	11	-	-	18	7,148	1,274	88	8,539	-	8,539

Group	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260	-	236,260

AFS:
Gross unrealised gains	345	844	1,135	63	996	83	3	3,469	-	3,469
Gross unrealised losses	(1)	-	(496)	(31)	(2,479)	(26)	(2)	(3,035)	-	(3,035)

31 December 2009
HFT	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413	69	111,482
DFV	122	3	385	418	394	1,087	20	2,429	174	2,603
AFS	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382	17,916	143,298
LAR	1	-	-	-	7,924	1,853	93	9,871	-	9,871

Group before RFS MI	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
RFS MI	721	183	11,871	3,803	580	906	95		18,159

Group	27,322	23,402	96,133	17,796	88,182	13,288	1,131			267,254

AFS:
Gross unrealised gains	84	213	560	68	770	53	4	1,752	660	2,412
Gross unrealised losses	(57)	(88)	(209)	(61)	(3,313)	(48)	(6)	(3,782)	(128)	(3,910)

 Notes on statutory results(continued)

15. Derivatives

	30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	37,670	38,402	26,559	24,763
Currency swaps	28,232	32,336	25,221	23,337
Options purchased	19,191	-	16,572	-
Options written	-	17,921	-	15,499

Interest rate contracts
Interest rate swaps	324,978	313,019	263,902	251,829
Options purchased	65,818	-	55,471	-
Options written	-	62,766	-	55,462
Futures and forwards	2,033	1,702	2,088	2,033

Credit derivatives	38,981	33,795	41,748	39,127

Equity and commodity contracts	5,968	9,025	6,638	9,484

Group before RFS Holdings minority interest	522,871	508,966	438,199	421,534
RFS Holdings minority interest (1)	-	-	3,255	2,607

Group	522,871	508,966	441,454	424,141

Note:

(1)	RFS Holdings minority interest derivatives contracts at 31 December 2009 comprised:
	(a)	Exchange rate assets of £931 million and liabilities of £320 million;
	(b)	Interest rate assets of £2,131 million and liabilities of £2,091 million; and
	(c)	Equity and commodity assets of £193 million and liabilities of £196 million.

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set-off. They are, however, effective in reducing the Group's credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £523 billion derivatives assets shown above, £422 billion (31 December 2009 - £359 billion) were subject to such agreements. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

Notes on statutory results(continued)

16. Available-for-sale reserves

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders' equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group's available for sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in the US and Europe. The underlying securities remain unimpaired.

During the first half of 2010 impairment losses of £36 million (first half 2009 - £725 million - full year 2009 - £809 million) were charged to profit or loss.

	First half 2010	First half 2009	Full year 2009
Available-for-sale reserves	£m	£m	£m

At beginning of period	(1,755)	(3,561)	(3,561)
Unrealised gains/(losses) in the period	647	(1,494)	1,202
Realised (gains)/losses in the period	(127)	197	981
Taxation	(208)	592	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	-	-

At end of period	(1,459)	(4,266)	(1,755)

Losses were realised during the first half of the year on disposal of a portfolio of lower-rated sovereign debt securities, including Greece and Portugal.

Notes on statutory results(continued)

17. Capital resources

The Group's regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

	30 June 2010	31 December 2009
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	72,058	69,890
Minority interests	2,492	16,895
Adjustments for:
- Goodwill and other intangible assets - continuing business	(14,482)	(17,847)
- Goodwill and other intangible assets - discontinued businesses	(757)	(238)
- Unrealised losses on AFS debt securities	1,553	1,888
- Reserves: revaluation of property and unrealised gains on AFS equities	(117)	(207)
- Reallocation of preference shares and innovative securities	(548)	(656)
- Other regulatory adjustments	(1,081)	(1,184)
Less excess of expected losses over provisions net of tax	(1,903)	(2,558)
Less securitisation positions	(2,004)	(1,353)
Less APS first loss	(4,936)	(5,106)

Core Tier 1 capital	50,275	59,524
Preference shares	5,630	11,265
Innovative Tier 1 securities	4,768	5,213
Tax on the excess of expected losses over provisions	759	1,020
Less deductions from Tier 1 capital	(271)	(601)

Total Tier 1 capital	61,161	76,421

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	117	207
Collective impairment provisions	800	796
Perpetual subordinated debt	1,839	4,950
Term subordinated debt	16,895	20,063
Minority and other interests in Tier 2 capital	11	11
Less deductions from Tier 2 capital	(4,937)	(5,532)
Less APS first loss	(4,936)	(5,106)

Total Tier 2 capital	9,789	15,389

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,016)	(4,068)
- Other investments	(176)	(404)
Other deductions	(274)	(93)

Deductions from total capital	(4,466)	(4,565)

Total regulatory capital	66,484	87,245

Notes on statutory results(continued)

18. Contingent liabilities and commitments

	30 June 2010	31 December 2009
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	35,920	36,579
Other contingent liabilities	12,988	13,410

	48,908	49,989

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	270,531	289,135
Other commitments	4,715	3,483

	275,246	292,618

Group before RFS Holdings minority interest	324,154	342,607
RFS Holdings minority interest (1)	37	9,054

Total contingent liabilities and commitments	324,191	351,661

Note:

(1)	RFS Holdings minority interest's contingent liabilities and commitments of £9,054 million at 31 December 2009 comprised:
	(a)	Guarantees of £3,429 million;
	(b)	Other contingent liabilities of £602 million;
	(c)	Undrawn formal standby facilities, credit lines and other commitments to lend of £2,499 million; and
	(d)	Other commitments of £2,524 million.

Additional contingent liabilities arise in the normal course of the Group's business.  It is not anticipated that any material loss will arise from these transactions.

19. Litigation

As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, RBSG and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section entitled "Litigation", so far as RBS Group is aware, neither RBSG nor any member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Group's financial position or profitability.

Unarranged overdraft charges

In common with other banks in the United Kingdom, RBS plc and NatWest have received claims and complaints from a large number of customers in the United Kingdom seeking refunds of unarranged overdraft charges (the "Charges"). The vast majority of these claims and complaints have challenged the Charges on the basis that they contravene the Unfair Terms in Consumer Contracts Regulations 1999 (the "Regulations") or are unenforceable under the common law penalty doctrine (or both).

Notes on statutory results(continued)

19. Litigation (continued)

Unarranged overdraft charges (continued)
In July 2007, the Office of Fair Trading ("OFT") issued proceedings in a test case in the English High Court against the banks which was intended to determine certain issues concerning the legal status and enforceability of contractual terms relating to the Charges.  The test case concluded in November 2009 with a judgment of the Supreme Court in favour of the banks. RBS Group expects substantially all of the customer claims and complaints it has received relating to the Charges to fail. RBS Group cannot at this stage predict with any certainty the final outcome of all customer claims and complaints. It is unable reliably to estimate any liability that may arise as a result of or in connection with these matters or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation

RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Notes on statutory results(continued)

19. Litigation (continued)

Other securitisation and securities related litigation in the United States

RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged "sub-prime" mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

World Online International N.V.

In November 2009 the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldmans Sachs International and ABN AMRO Bank NV (now known as The Royal Bank of Scotland N.V.) in relation to claims arising out of the World Online initial public offering of 2000.  It held that these Defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. RBS Group does not believe that any final liability or loss will have a significant effect on RBS Group's financial position or profitability.

Summary of other disputes, legal proceedings and litigation

Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on RBS Group's financial position or profitability in any particular period.

Notes on statutory results(continued)

20. Investigations

RBS Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues and it is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure, restriction of RBS Group's business activities or fines. Any of these events or circumstances could have a material adverse impact on RBS Group, its business, reputation, results of operations or the price of securities issued by it.

In particular there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group's control but could have an adverse impact on RBS Group's businesses and earnings.

Retail banking

In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Multilateral interchange fees

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF") arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIFs (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the RBS Group has intervened in the appeal proceedings. In addition, in Summer 2008, MasterCard announced various changes to its scheme arrangements. The European Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009 MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Notes on statutory results(continued)

20. Investigations (continued)

Multilateral interchange fees (continued)
Visa's cross-border MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry.  However on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the "CAT") in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have an impact on the consumer credit industry in general and, therefore, on RBS Group's business in this sector.

Payment Protection Insurance

Having conducted a market study relating to Payment Protection Insurance ("PPI"), on 7 February 2007 the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product and considers that the other remedies it proposed in 2009 are still needed. The CC's current Administrative Timetable is to publish a supplementary final report by late September/October 2010 and it will then give further consideration to its full range of recommended remedies and a draft order to implement them during Autumn 2010.

The Financial Services Authority ("FSA") has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service ("FOS") and many of these are being upheld by the FOS against the banks.

Notes on statutory results(continued)

20. Investigations (continued)

Payment Protection Insurance (continued)
Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA's final policy statement is currently expected in August 2010 with new rules expected to come into force by the end of 2010.  Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts

On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts ("PCA") in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.  On 16 March 2010 the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct 6-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry. On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell, mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT called for evidence by 8 July 2010, and RBS Group has submitted a response.  The OFT anticipates that its report will be available in Autumn 2010. At this stage, it is not possible to estimate the impact of the OFT's report and recommendations regarding barriers to entry upon RBS Group, if any.

 Notes on statutory results(continued)

20. Investigations (continued)

Equity underwriting

On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services. It intends to look at three key issues: (i) the provision of underwriting and related services: this will focus on the level of competition in the market at the time advisers and underwriters are appointed by companies and how the services are sold; (ii) how underwriting services are purchased: this will focus on the level of information issuing companies have and are provided with and what incentives they may have in making their decisions; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT will look at the rules that govern the role of professional advisers and other firms and whether they facilitate or hinder competition. Before it formally commences work on the market study, the OFT asked for views on scope by 9 July 2010. The OFT then proposes to commence the market study at some point over summer 2010 with the aim of concluding the initial phase of work by the end of 2010. RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what impact this study may have on RBS Group, its business or results of operations.

Independent Commission on Banking

On 16 June 2010, HM Treasury published the terms of reference for the Government's Independent Commission on Banking ("ICB"). The ICB will consider the structure of the United Kingdom banking sector and will look at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, including an analysis of the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking sector; (iii) reducing the likelihood and impact of a bank's failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks' customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being seen as "too big to fail". The ICB reports to the Cabinet Committee on Banking and is required to produce a final report by the end of September 2011. At this stage it is not possible to estimate the impact of the ICB's report and recommendations upon the RBS Group, if any.

US dollar clearing activities

In May 2010, following a criminal investigation by the United States Department of Justice ("DoJ") into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V.) formally entered into a Deferred Prosecution Agreement ("DPA") with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired RBS Holdings N.V..The agreement was signed by The Royal Bank of Scotland N.V. and is binding on that entity and its subsidiaries. Pursuant to the DPA, The Royal Bank of Scotland N.V. paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to fully cooperate with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse impact upon RBS Holdings N.V.'s operations, any of which could have material adverse impact on its business, reputation, results of operation and financial condition.

Notes on statutory results(continued)

20. Investigations (continued)

Securitisation and collateralised debt obligation business

The New York State Attorney General has issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General, principally related to loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigations. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

Other investigations

In the UK, the OFT has been investigating RBS Group for alleged conduct in breach of Article 101 of the Treaty on the Functioning of the European Union and/or the Chapter 1 prohibition of the Competition Act 1998 relating to the provision of loan products to professional services firms. RBS Group co-operated fully with the OFT's investigation and on 30 March 2010 the OFT announced that it had arrived at an early resolution agreement with RBS Group by which RBS Group will pay a (discounted) fine of approximately £28.6 million and admit a breach in competition law relating to the provision of loan products to professional services firms.

In April 2009 the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. RBS Group and its subsidiaries are cooperating fully with this review and investigation.

In November 2009, the FSA informed RBS Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of RBS Group's UK subsidiaries relating to compliance with UK Money Laundering Regulations 2007 during the period from December 2007 to December 2008. RBS Group and its subsidiaries have co-operated fully with this investigation. On 2 August 2010, the FSA issued a Decision Notice to the relevant Group subsidiaries, indicating that the investigation had found that, during the relevant period, RBS Group failed to establish and maintain appropriate policies and processes to prevent funds or financial services being made available to the financial sanctions targets which are on the official lists published by the UK Government as part of the UK's financial sanctions regime (known as the Treasury List).

The issues which gave rise to this action by the FSA were self-identified by the Group and were notified to the FSA early in 2009. Remedial actions also commenced early in 2009.

RBS Group has agreed a settlement of this matter with the FSA as part of which it will pay a fine amounting to £5.6 million reflecting a discount applicable to early settlement.

Notes on statutory results(continued)

20. Investigations (continued)

Other investigations (continued)
In March 2010, the FSA notified RBS Group that it was commencing an investigation into aspects of complaint handling relating to RBS plc and NatWest retail bank products and services. RBS Group and its subsidiaries are co-operating fully with this investigation.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales.  RBS Group and its subsidiaries are cooperating fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are cooperating with these various requests for information and investigations.

21. The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK's compensation fund of last resort for customers of authorised financial services firms. It is funded through management expenses levies and compensation levies on authorised firms. The management expenses levy is subject to an annual limit; the limit for 2010/11 has been set at £1 billion. There are also limits to the amounts the FSCS can levy in a financial year for compensation payments; for deposits the limit is currently £1.84 billion; costs in excess of this threshold would be shared more widely.

In relation to protected deposits, each participant contributes towards FSCS levies in proportion to its share of such deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).  The FSCS also has the power to impose exit levies on firms who cease to be participants in the scheme to reflect the contributions which they would otherwise have been obliged to make.

The FSCS has obtained funding from HM Treasury to meet compensation for customers of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki Islands 'Icesave' and London Scottish Bank. Under the terms of the borrowings, to the extent that they are not repaid by 31 March 2012, an amortisation schedule will be agreed between HM Treasury and the FSCS based upon expected recovery and levy amounts, taking into account market conditions at that time. There is no obligation for the FSCS to raise compensation cost levies in relation to these defaults before 31 March 2012.  No provision has been made for such compensation levies as the amounts are not yet known.

Notes on statutory results(continued)

22. Bank levy

In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy from 1 January 2011.  The levy will be charged on total liabilities and equity excluding: Tier 1 capital; insured retail deposits; repos secured on sovereign debt; and policyholder liabilities of retail insurance businesses within banking groups. The rate proposed is 0.07%; there will be a lower rate of 0.04% in 2011. There will also be a reduced rate for longer-maturity wholesale funding (more than one year remaining to maturity) to be set at 0.02% rising to 0.035%; half the main rate.  The levy will apply to the consolidated balance sheet of the Group.  As full details of the levy are not yet finalised - HM Treasury has recently issued a consultation paper - the Group is unable at this stage to estimate reliably the contributions it will be required to make.

23. Related party transactions

Related party transactions in the half year ended 30 June 2010 were similar in nature to those for the year ended 31 December 2009.

Full details of the Group's related party transactions for the year ended 31 December 2009 are included in the Group's 2009 Annual Report and Accounts.

24. Date of approval

This announcement was approved by the Board of directors on 5 August 2010.

25. Filings with the US Securities and Exchange Commission

A report on Form 6-K will be filed with the Securities and Exchange Commission in the United States.

Average balance sheet - statutory

	First half 2010			First half 2009
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Interest-earning assets - banking business	711,081	11,498	3.23	775,090	14,681	3.79

Trading business	278,527			306,304
Non-interest earning assets	733,323			1,089,881

Total assets	1,722,931			2,171,275

Liabilities
Interest-bearing liabilities - banking business	622,964	4,484	1.44	688,431	7,946	2.31
Trading business	301,816			352,953
Non-interest-bearing liabilities
- demand deposits	46,937			42,086
- other liabilities	676,589			1,030,654
Shareholders' equity	74,625			57,151

Total liabilities	1,722,931			2,171,275

	First half 2010	First half 2009
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.23	3.79
Cost of interest-bearing liabilities of banking business	(1.44)	(2.31)

Interest spread of banking business	1.79	1.48
Benefit from interest-free funds	0.18	0.26

Net interest margin of banking business	1.97	1.74

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)

Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, interest income has been increased by £3 million (2009 - £15 million).

(3)

Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes increased interest income and interest expense related to these instruments of £5 million (2009 - £25 million) and £12 million (2009 - £154 million) respectively and the average balances have been adjusted accordingly.

(4)	Interest receivable has been reduced by £90 million in respect of a non recurring receivable.
(5)	Interest payable has been increased by £110 million in respect of a non recurring adjustment.

Capital resources and ratios - statutory

	30 June 2010	31 December 2009
	£m	£m

Capital base
Core Tier 1 capital	50,275	59,524
Preference shares and tax deductible securities	10,398	16,478
Deductions from Tier 1 capital net of tax credit on expected losses	488	419

Tier 1 capital	61,161	76,421
Tier 2 capital	9,789	15,389

	70,950	91,810
Less: Supervisory deductions	(4,466)	(4,565)

Total regulatory capital	66,484	87,245

Risk-weighted assets
Credit risk	412,500	513,200
Counterparty risk	80,200	56,500
Market risk	70,600	65,000
Operational risk	37,100	33,900

	600,400	668,600
Asset Protection Scheme relief	(123,400)	(127,600)

	477,000	541,000

Risk asset ratio
Core Tier 1	10.5%	11.0%
Tier 1	12.8%	14.1%
Total	13.9%	16.1%

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc ("the Company") to review the condensed statutory financial statements in the half-yearly financial report for the six months ended 30 June 2010 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 25 ("the condensed statutory financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed statutory financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed statutory financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed statutory financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

 Independent review report to The Royal Bank of Scotland Group plc (continued)

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed statutory financial statements in the half-yearly financial report for the six months ended 30 June 2010 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditors

Edinburgh, United Kingdom

5 August 2010

Principal risks and uncertainties

The principal risks and uncertainties for the Group in the second half of 2010 are:

The company and its United Kingdom bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 and under such circumstances shareholders may lose the full value of their shares.

HM Treasury, the Bank of England and the FSA (together, the "Authorities") have extensive powers under the Banking Act 2009 to stabilise United Kingdom banks, building societies and other institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 ("FSMA") as part of the special resolution regime implemented by the Banking Act 2009. The stabilisation options available to the Authorities comprise private sector transfer, transfer to a 'bridge bank' established by the Bank of England and nationalisation of the relevant entity or its United Kingdom incorporated holding company. The Authorities also have powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act 2009 to be used effectively.

The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. The stabilisations options may only be exercised if certain conditions are satisfied, which include that the FSA is satisfied that a relevant entity is failing, or is likely to fail, to satisfy the conditions which an FSA-authorised institution must satisfy in order to retain its authorisation to perform regulated activities. One stabilisation option is for HM Treasury to take the parent company of a relevant entity (such as RBSG) into temporary public ownership if certain conditions are satisfied.

If RBSG were transferred into temporary public ownership, HM Treasury or the Bank of England may (depending on the stabilisation option adopted) exercise extensive transfer powers in respect of securities issued by RBSG (the "Securities") and its property, rights and liabilities. Exercise of these powers could involve taking various actions in relation to any securities issued by RBSG without the consent of holders of such securities. If RBSG were taken into temporary public ownership and a partial transfer of its or any relevant entity's business (including RBS plc's and NatWest's) were effected, or if a relevant entity (such as RBS plc or NatWest) were made subject to the special resolution regime and a partial transfer of its business to another entity were effected, the transfer may directly affect RBSG and/or other Group companies by creating, modifying or cancelling their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business effectively. There can be no assurance that the taking of any such actions would not adversely affect the ability of RBSG to satisfy its obligations under the securities issued by it or related contracts. Furthermore, the nature and mix of the assets and liabilities not transferred may adversely affect RBS plc's or NatWest's financial condition and increase the risk that RBS plc or NatWest may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act 2009. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of securities may have a claim for compensation under one of the compensation schemes currently existing under, or contemplated by, the Banking Act if any action is taken in respect of the securities. However, there can be no assurance that holders of the securities would thereby recover compensation promptly and/or equal to any loss actually incurred.

Principal risks and uncertainties (continued)

The Group's businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.

The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. The global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial market conditions have not yet fully normalised. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

The performance of the Group may be affected by economic conditions impacting euro-zone member states. For example, the financial problems experienced by the government of Greece may lead to Greece's issuing significant volumes of debt, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This could adversely affect the Group's access to the debt capital markets and may increase the Group's funding costs, having a negative impact on the Group's earnings and financial condition. In addition, euro-zone countries in which the Group operates will be required to provide financial assistance to Greece, which may in turn have a negative impact on the financial condition of those EU member states. Should the economic conditions facing Greece be replicated in other euro-zone member states, the risks above would be exacerbated.

The Group was required to obtain State Aid approval from the European Commission for the aid given to the Group by HM Treasury and for the Group's State Aid restructuring plan, and the Group is subject to a variety of risks as a result of implementing this plan.

The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B Shares in the capital of RBSG ("B Shares"), a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares if certain conditions are met and the Group's participation in the Asset Protection Scheme (the "APS"). The prohibition on the making of discretionary dividend (including preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period commencing on 30 April 2010 will prevent RBSG, RBS and other Group companies (other than companies in the RBS Holdings NV group, which are subject to different restrictions) from paying dividends on their preference shares and coupons on other tier 1 securities, and RBSG from paying dividends on its ordinary shares, for the same duration, and it may impair the Group's ability to raise new tier 1 capital through the issuance of ordinary shares and other securities.

It is possible a third party could challenge the State Aid approval decision in the European Courts. The Group does not believe that any such challenge would be likely to succeed but, if it were to succeed, the European Commission would need to reconsider its decision, which might result in an adverse outcome for the Group, including a prohibition or amendment to some or all of the terms of the State Aid. The European Commission could also impose conditions that are more disadvantageous, potentially materially so, to the Group than those in the State Aid restructuring plan. The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including risks relating to the disposals required by the plan and the loss of existing customers, deposits and other assets and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Principal risks and uncertainties (continued)

The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources and may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's competitors in the Group's markets.

The Group's ability to implement its strategic plan depends on the success of the Group's refocus on its core strengths and the balance sheet reduction programme arising out of its non-core restructuring plan and the State Aid restructuring plan.

In light of the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme to run down and sell the Group's non-core assets and the continued review of the Group's portfolio to identify further disposals of certain non-core assets. The ability to dispose of assets and the price achieved for such disposals is dependent on prevailing economic and market conditions, which may remain challenging. Disposals may be subject to conditions precedent, such as approvals and consents, and the Group may be subject to certain transaction risks, liabilities and restrictions in connection with disposals.  Furthermore, in the context of implementing the State Aid restructuring plan, the Group is subject to certain timing and other restrictions which may result in the sale of assets at prices below those which the Group would have otherwise agreed had the Group not been required to sell such assets as part of the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms of the State Aid conditions.

The extensive organisational restructuring may adversely affect the Group's business, results of operations and financial condition.

The Group is engaged in extensive organisational restructuring involving the allocation of assets identified as non-core assets and businesses to a separate Non-Core division, and the run down and sale of those assets over a period of time. In addition, to comply with State Aid clearance, the Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of certain of the Group's businesses. In order to implement these restructurings, various businesses and divisions within the Group will be re-organised, transferred or sold, or potentially merged with other businesses and divisions within the Group. The Group may experience a high degree of business interruption, significant restructuring charges, delays in implementation, and significant strain on management, employee, operational and financial resources.

Lack of liquidity is a risk to the Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.

Since 2008, credit markets worldwide have experienced a severe reduction in liquidity and term funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups has also led to reductions in inter-bank lending, restricting the Group's access to traditional sources of liquidity. In addition, in common with other banking groups, the Group has also experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group's overall cost of funding.

Principal risks and uncertainties (continued)

The Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. While money market conditions improved during the course of 2009, with the Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on the Group.

Governmental support schemes may be subject to cancellation, change or withdrawal or may fail to be renewed, which may have a negative impact on the availability of funding in the markets in which the Group operates.

To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets, the Group may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives.

The financial performance of the Group has been and will be affected by borrower credit quality.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Whilst some economies stabilised over the course of 2009, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and financial institution sectors) and in a number of geographies (such as the United Kingdom, the United States and the rest of Europe, particularly Ireland).

The actual or perceived failure or worsening credit of the Group's counterparties has adversely affected and could continue to adversely affect the Group.

The Group's ability to engage in routine funding transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, other institutional clients and sovereign counterparties has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of these counterparties. Many of these transactions expose the Group to credit risk in the event of default of the Group's counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and markets).

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity. Severe market events resulted in the Group recording large write-downs on its credit market exposures in 2007, 2008 and 2009. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity make it difficult to value certain of the Group's exposures. The value ultimately realised by the Group may be materially different from the current or estimated fair value.

Principal risks and uncertainties (continued)

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. Since 2007, the actual and perceived creditworthiness of monoline and other insurers and other market counterparties (including credit derivative product companies) has deteriorated rapidly, and this may continue. As a result, the Group may recognise further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the Group's business.

Some of the most significant market risks the Group faces are interest rate, foreign exchange rate, credit spread, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the earnings reported by the Group's non-UK subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group's investment and trading portfolios.

The Group's borrowing costs and its access to the debt capital markets depend significantly on its and the United Kingdom Government's credit ratings.

RBSG, RBS plc and other Group members have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of the company or one of its principal subsidiaries (particularly RBS plc) would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements, and adversely affect the Group's access to liquidity and its competitive position, increase its funding costs and have a negative impact on the Group's earnings and financial condition. Furthermore, given the extent of the United Kingdom Government ownership and support provided to the Group through HM Treasury's guarantee scheme, any downgrade in the United Kingdom Government's credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above.

The Group's business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements.

The Group is required by regulators in the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates may require the Group to raise additional tier 1 and tier 2 capital by way of further issuances of securities and could result in existing tier 1 and tier 2 securities issued by the Group ceasing to count towards the Group's regulatory capital.

 Principal risks and uncertainties (continued)

The requirement to raise additional core tier 1 capital could have a number of negative consequences for RBSG and its shareholders, including impairing RBSG's ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of RBSG. In addition, pursuant to the State Aid approval, should the Group's Core Tier 1 capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. Any changes that limit the Group's ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans) or access to funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

To establish the value of financial instruments recorded at fair value, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models. These valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.

The consolidation that took place in 2008 and 2009 among banking institutions in the United Kingdom, the United States and throughout Europe continues to change the competitive landscape for banks and other financial institutions. This consolidation, in combination with the introduction of new entrants into the United Kingdom and United States markets from other European and Asian countries, could increase competitive pressures on the Group. Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. Such factors may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively.

As a condition to HM Treasury support, the Group agreed to certain undertakings which may serve to limit the Group's operations.

In connection with the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the Group's accession to the APS and the issuance of £25.5 billion of B Shares, the Group gave certain undertakings including (i) certain lending commitments in relation to United Kingdom residential mortgage lending, lending to SMEs in the United Kingdom and lending to larger commercial and industrial companies in the United Kingdom until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group's balance sheet.

Principal risks and uncertainties (continued)

The Group has also agreed to certain other commitments, which are material for the structure of the Group and its operations, under the State Aid restructuring plan approved by the European Commission in relation to State Aid. In addition, the Group, together with HM Treasury, has agreed with the European Commission a prohibition on the making of discretionary dividends (including on preference shares and B Shares) or coupon payments on existing hybrid capital for a two-year period from 30 April 2010. The Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement. These undertakings may serve to limit the Group's operations.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

The Group's ability to implement its strategy depends on the ability and experience of its senior management, which may include directors, and other key employees. The Group's future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as RBSG). The deferral and claw-back provisions implemented by the Group may impair the ability of the Group to attract and retain suitably qualified personnel in various parts of the Group's businesses. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition and results of operations. As the Group implements cost-saving initiatives and disposes of, or runs down, certain assets or businesses (including as part of its expected restructuring plans), there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time.

Each of the Group's businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention, and changes to the regulations governing financial institutions and reviews of the industry, including nationalisations in the United Kingdom, the United States and other European countries since 2008.

Although it is difficult to predict with certainty the effect that recent regulatory developments will have on the Group, the enactment of legislation and regulations in the United Kingdom, the other parts of Europe in which the Group operates and the United States (such as a bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) may result in an increase in the Group's capital requirements and costs and have an adverse impact on how the Group conducts its business, on the products and services it offers, on the value of its assets and on its results of operations and financial condition.

Principal risks and uncertainties (continued)

The Group's results have been and could be further adversely affected in the event of goodwill impairment.

Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. The Group tests goodwill for impairment annually or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

Pensions risk is the risk that liabilities of the Group's various defined benefit pension schemes which are long-term in nature will exceed the schemes' assets, as a result of which the Group is required or chooses to make additional contributions to the schemes. Given the current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.

The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the European Union, the United States and other jurisdictions, including class action litigation, anti-money laundering and sanctions compliance investigations and review by the European Commission under State Aid rules. These are subject to many uncertainties, and their outcomes are often difficult to predict. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group's operations or result in a material adverse effect on the Group's reputation or results of operations.

Operational risks are inherent in the Group's operations.

The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. Operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group.

 Principal risks and uncertainties (continued)

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group's profitability. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future. On 22 June 2010, the United Kingdom Government announced a number of changes and possible changes to United Kingdom law that could reduce the Group's profitability including an increase in the standard rate of value added tax from 17.5 per cent. to 20 per cent. from January 2011, the introduction of a banking levy from January 2011 and the possible introduction of a financial activities tax.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group.

Although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have.

The offer or sale by the United Kingdom Government of all or a portion of its stake in RBSG could affect the market price of the Securities and related securities.

The United Kingdom Government currently holds approximately 68 per cent. of the issued ordinary share capital of RBSG. On 22 December 2009, RBSG issued £25.5 billion of B Shares to the United Kingdom Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The United Kingdom Government has agreed that it shall not exercise rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75 per cent. of the total issued shares in RBSG. The United Kingdom Government may sell all or a part of the ordinary shares that it owns at any time. Offers or sales by the United Kingdom Government of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares, or an expectation that it may undertake such an offer or sale, could affect prevailing market prices for the Securities and related securities.

The Group's insurance businesses are subject to inherent risks involving claims.

Future claims in the Group's general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group's control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

 Principal risks and uncertainties (continued)

The Group's operations have inherent reputational risk.

Reputational risk is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme is the United Kingdom's statutory fund of last resort for customers of authorised financial services firms. It is funded by levies on firms authorised by the FSA, including the Group. To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation). The Group may incur additional costs and liabilities.

The Group's business and earnings may be affected by geopolitical conditions.

The performance of the Group is significantly influenced by the geopolitical and economic conditions in the countries in which it operates. The Group has a presence in countries where its businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The restructuring plan for RBS Holdings N.V. is complex and may not realise the anticipated benefits for the Group.

In 2007, the Group acquired an interest, through RFS Holdings B.V., in ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on 1 April 2010). The restructuring of RBS Holdings N.V. is complex involving substantial reorganisation of RBS Holdings N.V.'s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group's businesses continues. As the Group does not own 100 per cent. of RFS Holdings B.V. and as certain of the assets of RFS Holdings B.V. are owned indirectly by the Dutch State and Banco Santander S.A., the Group may experience delays in implementing the planned integration of the businesses of RFS Holdings N.V. which are owned by the Group and such integration may place a strain on management, employee, operational and financial resources. Any such delays may also restrict the ability of the Group to realise the expected benefits of the acquisition. In addition, the Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. Any of these events may have a negative impact on the Group's financial condition and results of operations.

 Principal risks and uncertainties (continued)

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. On 22 June 2010, the United Kingdom Government announced a proposed staged reduction in the rate of United Kingdom corporation tax from 28 per cent. to 24 per cent. over a four-year period commencing in April 2011. Such changes in tax rate would reduce the recoverable amount of the recognised deferred tax assets. There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's core tier 1 capital ratio.

Risks relating to the Group's participation in the Asset Protection Scheme, the B Shares, the Contingent B Shares and the Dividend Access Share

Owing to the complexity, scale and unique nature of the APS and the uncertainty surrounding the duration and severity of the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group's participation in the APS and in the impact of the APS on the Group's business, operations and financial condition. In addition, the assets or exposures to be covered by the APS may not be those with the greatest future losses or with the greatest need for protection.

Since the APS is a unique form of credit protection over a complex range of diversified assets and exposures (the "Covered Assets") in a number of jurisdictions and there is significant uncertainty about the duration and severity of the recent economic recession, there may be unforeseen issues and risks that may arise as a result of the Group's participation in the APS and the impact of the APS on the Group's business, operations and financial condition cannot be predicted with certainty. Such issues or risks may have a material adverse effect on the Group. Moreover, the Group's choice of assets or exposures to be covered by the APS was based on predictions at the time of its accession to the APS regarding the performance of counterparties and assumptions about market dynamics and asset and liability pricing, all or some of which may prove to be inaccurate. There is, therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and, as a result, the Group's financial condition, income from operations and the value of any Securities may still suffer due to further impairments and credit write-downs.

 Principal risks and uncertainties (continued)

There is no assurance that the Group's participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares will achieve the Group's goals of improving and maintaining the Group's capital ratios in the event of further losses. Accordingly, the Group's participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may not improve market confidence in the Group and the Group may still face the risk of full nationalisation or other resolution procedures under the Banking Act.

The Group's participation in the APS, together with the issue of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares (as defined below), has improved its consolidated capital ratios. In the event that the Group's Core Tier 1 capital ratio declines to below 5 per cent., and if certain conditions are met, HM Treasury is committed to subscribe (the "Contingent Subscription") for up to an additional £8 billion of B Shares (the "Contingent B Shares") and, in connection with such subscription, would receive further enhanced dividend rights under the associated series 1 dividend access share in the capital of RBSG (the "Dividend Access Share"). However, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10 per cent. of Covered Assets losses after the first loss amount. In addition, the assets or exposures covered by the APS may not be those with the greatest future losses or with the greatest need for protection. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 capital will be sufficient to maintain the Group's capital ratios at the requisite levels in the event of further losses and there can be no assurance that this would improve market confidence in the Group. If the Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the ordinary shares and other securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. In that case, any compensation payable to holders of the Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

In the event that the Group's Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met, and RBSG is unable to issue the £8 billion Contingent B Shares, the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act.

In the event that the Group's Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain specified conditions are met. If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the £8 billion Contingent B Shares, the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act.

Principal risks and uncertainties (continued)

In these circumstances, if RBSG is unable to issue the £8 billion Contingent B Shares, the Group will need to assess its strategic and operational position and will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. If RBSG is unable to issue the £8 billion Contingent B Shares, the Group's business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which the Group operates, which could include full nationalisation, other resolution procedures under the Banking Act or revocation of permits and licences necessary to conduct the Group's businesses. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The Group may have included Covered Assets that are ineligible (or that later become ineligible) for protection under the APS. Protection under the APS may be limited or may cease to be available where Covered Assets are not correctly or sufficiently logged or described, where a Covered Asset is disposed of (in whole or in part) prior to a Trigger, where the terms of the APS do not apply or are uncertain in their application, where the terms of the protection itself potentially give rise to legal uncertainty, where certain criminal conduct has or may have occurred or where a breach of bank secrecy, confidentiality, data protection or similar laws may occur. In addition, certain assets included in the APS do not satisfy the eligibility requirements of the Scheme Documents. In each case this would reduce the anticipated benefits to the Group of the APS.

The Covered Assets comprise a wide variety and a very large number of complex assets and exposures. As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the APS, there is a risk that the Group may have included assets or exposures within the Covered Assets that are not eligible for protection under the APS, with the result that such assets or exposures may not be protected by the APS. Furthermore, if Covered Assets are not correctly or sufficiently logged or described, protection under the APS may not be available or may be limited. If a Covered Asset is disposed of prior to the occurrence of a failure to pay, a bankruptcy or a restructuring, as described in the UK Asset Protection Scheme Terms and Conditions (the "Scheme Conditions") in respect of that Covered Asset (a "Trigger"), the Group will also lose protection under the APS in respect of that disposed asset or, if the Covered Asset is disposed of in part, in respect of that disposed part of the Covered Asset or in some circumstances all of the Covered Asset, in each case with no rebate of the fee payable to HM Treasury, unless an agreement otherwise is reached with HM Treasury at the relevant time. Moreover, since the terms of the credit protection available under the APS are broad, general, complex, and in some instances, operationally restrictive, certain Scheme Conditions may not apply to particular assets, exposures or operational scenarios or their applicability may be uncertain. In addition, many of these provisions applied from 31 December 2008 and therefore may not have been complied with between this date and the date of the Group's accession to the APS on 22 December 2009. In each case this may result in a loss or reduction of protection. There are certain limited terms and conditions of the Scheme Conditions which are framed in such a way that may give rise to a lack of legal certainty.

 Principal risks and uncertainties (continued)

Furthermore, if a member of the Group becomes aware after due and reasonable enquiry that there has been any material or systemic criminal conduct on the part of the Group (including its directors, officers and employees) relating to or affecting any of the Covered Assets, some or all of those assets may cease to be protected by the APS. HM Treasury may also require the withdrawal or RBS may itself consider it necessary to withdraw Covered Assets held in certain jurisdictions where disclosure of certain information to HM Treasury may result in a breach of banking secrecy, confidentiality, data protection or similar laws. In addition, certain derivative and structured finance assets were included in the APS which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements specified in the documents relating to the APS ("Scheme Documents"). RBS and HM Treasury have reached agreement in principle on all major eligibility issues under the Scheme Documents. During the six months ended 30 June 2010, the Group initiated the withdrawal of £2.9 billion of derivative assets from the APS, the status of which had been the subject of a difference of opinion between RBS and HM Treasury.  These withdrawals have since been agreed in principle with HM Treasury. The eligibility requirement issues and withdrawals from the APS remain subject to the agreement of final legal documentation between RBS and HM Treasury, which is expected to be in the third quarter of 2010.

The effect of (i) failures to be eligible and/or to log or correctly describe Covered Assets, (ii) disposals of Covered Assets prior to a Trigger, (iii) the uncertainty of certain Scheme Conditions and the exclusion of certain assets and exposures from the APS and potential lack of legal certainty, (iv) the occurrence of material or systemic criminal conduct on the part of RBS or its representatives relating to or affecting Covered Assets or breach of banking secrecy, confidentiality, data protection or similar laws, (v) failure or potential failure of HM Treasury and RBS to reach agreement in respect of whether (and if so, to what extent) cover should extend to certain ineligible assets and (vi) failure or potential failure of HM Treasury and RBS to reach agreement on the classifications of some structured credit assets included in the APS, may (or, in respect of assets which HM Treasury and RBS have agreed are ineligible, will) impact the enforceability and/or level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses. Further, there is no ability to nominate additional or alternative assets or exposures in place of those which turn out not to be covered under the APS. If the Group is then unable to find alternative methods for improving and maintaining its capital ratios, its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

 Principal risks and uncertainties (continued)

During the life of the APS, certain or all of the Covered Assets may cease to be protected due to a failure to comply with continuing obligations under the APS, reducing the benefit of the APS to the Group.

The Group is subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive continuing obligations under the Scheme Conditions relating to governance, asset management, audit and reporting. The Group's compliance with the Scheme Conditions is dependent on its ability to (i) implement efficiently and accurately new approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. Operational risk in the context of the APS may result from errors by employees or third-parties, failure to document transactions or procedures properly or to obtain proper authorisations in accordance with the Scheme Conditions, equipment failures or the inadequacy or failure of systems and controls. Since the Group's operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. This risk is particularly acute in the period immediately following the APS becoming effective. Certain of the reporting requirements, in particular, are broad in their required scope and challenging in their required timing. There is, as a result, a real possibility that the Group, at least initially, will not be able to achieve full compliance. Where the Group is in breach of its continuing obligations under the Scheme Conditions in respect of any of the Covered Assets, related assets or other obligations, or otherwise unable to provide or verify information required under the APS within the requisite time periods, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require the Group to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights including the right to modify certain of the Group's strategies, policies or systems. Therefore, there is a risk that Covered Assets in relation to which the Group has failed to comply with its continuing obligations under the Scheme Conditions, will not be protected or fully protected by the APS. As there is no ability to nominate additional or alternative assets or exposures for cover under the APS, the effect of such failures will impact the level of protection available to the Group and may reduce or eliminate in its entirety the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

 Principal risks and uncertainties (continued)

The Scheme Conditions may be modified by HM Treasury in certain prescribed circumstances, which could result in a loss or reduction in the protection provided under the APS in relation to certain Covered Assets, increased costs to the Group in respect of the APS or limitations on the Group's operations.

HM Treasury may, following consultation with the Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) to achieve certain specified objectives. Such modifications or replacements may be retrospective and may result in a loss of or reduction in the protection expected by the Group under the APS in relation to certain Covered Assets, an increase in the risk weightings of the Covered Assets, a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions or a material increase in the expenses incurred or costs payable by the Group under the APS. Modifications by HM Treasury of the Scheme Conditions could result in restrictions or limitations on the Group's operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group's financial condition and results of operations.

Owing to the complexity of the APS and possible regulatory capital developments, the operation of the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may fail to achieve the desired effect on the Group's regulatory capital position. This may mean the Group's participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares does not improve market confidence in the Group sufficiently or at all. This may result in the Group facing the risk of full nationalisation or other resolution procedures under the Banking Act.

One of the key objectives of the APS and the issuance of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. The Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. As the APS and certain of the associated back-to-back arrangements are a unique form of credit protection over a complex range of diversified Covered Assets in a number of jurisdictions, there is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group's capital ratios will not be fully achieved. There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, regulatory capital treatment that differs from that assumed by the Group in respect of the APS, the treatment of the B Share issuance or the back-to-back arrangement may also occur because of changes in law or regulation, regulatory bodies or interpretation of the regulatory capital regimes applicable to the Group and/or the APS and/or the B Shares and/or the back-to-back arrangements described above. If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group's capital ratios, this could cause the Group's business, results of operations and financial condition to suffer, its credit rating to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase.

Principal risks and uncertainties (continued)

 The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

The costs of the Group's participation in the APS may be greater than the amounts received thereunder.

The costs of participating in the APS incurred by the Group to HM Treasury include a fee of £700 million per annum, payable in advance for the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. The fee may be paid in cash or, subject to HM Treasury consent, by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to three agreements which provide the right, at RBSG's option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS and £8 billion of Contingent B Shares, and the exit fee payable in connection with any termination of the Group's participation in the APS, by waiving the right to certain United Kingdom tax reliefs that are treated as deferred tax assets ("Tax Loss Waiver")) or be funded by a further issue of B Shares to HM Treasury. The Group has paid in cash the fee of £1.4 billion in respect of 2009 and 2010.

On termination of the Group's participation in the APS, the fees described in the risk factor below headed "The Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS" will apply. Furthermore, the Group may be subject to additional liabilities in connection with the associated intra group arrangements. Significant costs either have been or will also be incurred in (i) establishing the APS (including a portion of HM Treasury's costs), (ii) implementing the APS, including building the Group's internal system, ongoing management and administration costs including the costs of complying with extensive governance, reporting, auditing and other continuing obligations of the APS, (iii) the cost of complying with the asset management objective which is generally applied at all times to the Covered Assets and will require increased lending in certain circumstances and (iv) paying the five-year annual fee for the £8 billion of Contingent B Shares of £320 million less any available deductions (payable in cash or, with HM Treasury's consent, by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver), or funded by a further issue of B Shares to HM Treasury).

In addition, there will be ongoing expenses associated with compliance with the Scheme Conditions, including RBSG's and HM Treasury's professional advisers' costs and expenses. These expenses are expected to be significant due to the complexity of the APS, the need to enhance the Group's existing systems in order to comply with reporting obligations required by the APS and the Group's obligations under the Scheme Conditions to pay HM Treasury's and its advisers' costs in relation to the APS. In addition, the Group has certain other financial exposures in connection with the APS including (i) an obligation to indemnify HM Treasury, any governmental entity or their representatives and (ii) for the minimum two-year period from a Trigger until payment is made by HM Treasury under the APS, exposure to the funding costs of retaining assets and exposures on its balance sheet whilst receiving interest based on a rate reflecting HM Treasury's costs of funds. The aggregate effect of the joining, establishment and operational costs of the APS and the on-going costs and expenses, including professional advisers' costs, may significantly reduce or even eliminate the anticipated amounts to be received by the Group under the APS.

Principal risks and uncertainties (continued)

The amounts received under the APS (which amounts are difficult to quantify precisely) may be less than the costs of participation, as described above. There are other, non-cash, anticipated benefits of the Group's participation, which include the regulatory capital benefits referred to above and the potential protection from future losses, which are themselves also difficult to quantify.

The Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS.

During its participation in the APS, RBS will pay an annual participation fee to HM Treasury, as set out above. The directors of RBSG may, in the future, conclude that the cost of this annual fee, in combination with the other costs of the Group's participation in the APS, outweighs the benefits of the Group's continued participation and therefore that the Group's participation in the APS should be terminated. However, in order to terminate the Group's participation in the APS, the Group must have FSA approval and pay an exit fee which is an amount equal to (a) the larger of (i) the cumulative aggregate fee of £2.5 billion and (ii) 10 per cent. of the annual aggregate reduction in Pillar I capital requirements in respect of the assets covered by the APS up to the time of exit less (b) the aggregate of the annual fees paid up to the date of exit. Pursuant to the Accession Agreement and the Tax Loss Waiver, subject to HM Treasury consent, all or part of the fee to exit the APS (but not the refund of the net payments the Group has received from HM Treasury under the APS) may be paid by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets. In the event that the Group has received payments from HM Treasury under the APS in respect of losses on any Covered Assets in respect of which a Trigger occurs ("Triggered Assets"), it must either negotiate a satisfactory exit payment to exit the APS, or absent such agreement, refund to HM Treasury any net payments made by HM Treasury under the APS in respect of losses on the Triggered Assets.

The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the Group of its participation in the APS and could have an adverse impact on the Group's financial condition and results of operation or result in a loss of value in the Securities. Alternatively, if the Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore, is unable to terminate its participation in the APS, the Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until 31 December 2099, which could have an adverse impact on the Group's financial condition and results of operation or result in a loss of value in the Securities.

Under certain circumstances, the Group cannot be assured that assets of RBS Holdings N.V. (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations.

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by the Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

 Principal risks and uncertainties (continued)

If the Group loses cover under the APS in respect of any Covered Asset held by RBS Holdings N.V. or its wholly-owned subsidiaries, any losses incurred on such asset will continue to be borne fully by the Group and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

The extensive governance, asset management and information requirements under the Scheme Conditions and HM Treasury's step-in rights may serve to limit materially the Group's operations. In addition, the market's reaction to such controls and limitations may have an adverse impact on the price of the Securities.

Under the Scheme Conditions, the Group has extensive governance, asset management, audit and information obligations aimed at ensuring (amongst other things) that (i) there is no prejudice to, discrimination against, or disproportionate adverse effect on the management and administration of Covered Assets when compared with the management and administration of other assets of the Group that are outside of the APS and (ii) HM Treasury is able to manage and assess its exposure under the APS, perform any other functions within HM Treasury's responsibilities or protect or enhance the stability of the United Kingdom financial system. Any information obtained by HM Treasury through its information rights under the APS may be further disclosed by HM Treasury to other government agencies, the United Kingdom Parliament, the European Commission, and more widely if HM Treasury determines that doing so is required, for example, to protect the stability of the United Kingdom financial system.

Moreover, HM Treasury has the right under the Scheme Conditions to appoint one or more step-in managers (identified or agreed to by HM Treasury) to exercise certain step-in rights upon the occurrence of certain specified events. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets. If the Group does not comply with the instructions of the step-in manager, once appointed, the Group may lose protection under the APS in respect of all or some of the Covered Assets. Additionally pursuant to the Accession Agreement, HM Treasury has the right to require RBS to appoint one or more Special Advisers ("SOC Special Advisers") to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency requested that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS.

The payment obligations of HM Treasury under the Scheme Documents are capable of being transferred to any third party (provided the transfer does not affect the risk weightings the Group is entitled to apply to its exposures to Covered Assets). The step-in rights, together with all other monitoring, administration and enforcement rights, powers and discretions of HM Treasury under the Scheme Documents, are capable of being transferred to any government entity.

The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group's operations with the result that the Group's business, results of operations and financial condition will suffer.

 Principal risks and uncertainties (continued)

Any conversion of the B Shares, in combination with any future purchase by HM Treasury of ordinary shares, would increase HM Treasury's ownership interest in RBSG, and could result in the delisting of RBSG's Securities.

On 22 December 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. The B Shares are convertible, at the option of the holder at any time, into ordinary shares at an initial conversion price of £0.50 per ordinary share. Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75 per cent. of the ordinary shares, if HM Treasury were to acquire additional ordinary shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase HM Treasury's ownership interest in RBSG to above 75 per cent. of RBSG's ordinary issued share capital, which would put RBSG in breach of the FSA's Listing Rules requirement that at least 25 per cent. of its issued ordinary share capital must be in public hands. Although RBSG may apply to the FSA in its capacity as the competent authority under the FSMA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBSG from the Official List and potentially other exchanges where its Securities are currently listed and traded. In addition, HM Treasury will not be entitled to vote in respect of the B Shares or in respect of the Dividend Access Share to the extent, but only to the extent, that votes cast on such B Shares and/or on such Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other ordinary shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution presented at a general meeting of RBSG. In addition, holders of the B Shares will only be entitled to receive notice of and to attend any general meeting of RBSG and to speak to or vote upon any resolution proposed at such meeting if a resolution is proposed which either varies or abrogates any of the rights and restrictions attached to the B Shares or proposes the winding up of RBSG (and then in each such case only to speak and vote upon any such resolution).

A significant proportion of senior management's time and resources will have to be committed to the APS, which may have a material adverse effect on the rest of the Group's business.

Significant senior management and key employee time and resources have to be committed to the ongoing operation of the APS, including governance, asset management and reporting and generally to ensure compliance with the Scheme Conditions. The time and resources required to be committed to the APS by the Group's senior management and other key employees places significant additional demands on senior management in addition to the time and resources required to be dedicated to the rest of the Group's business. In addition, and separately from the Group's participation in the APS, significant headcount reductions are being introduced at all levels of management in the context of a restructuring of the Group. The Group's ability to implement its overall strategy depends on the availability of its senior management and other key employees. If the Group is unable to dedicate sufficient senior management resources to the Group's business outside the APS, its business, results of operations and financial condition will suffer.

Principal risks and uncertainties (continued)

The cost of the Tax Loss Waiver and related undertakings is uncertain and the Group may be subject to additional tax liabilities in connection with the APS.

It is difficult to value accurately the cost to the Group if RBSG opts, subject to HM Treasury consent, to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any exit fee (payable to terminate the Group's participation in the APS) by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets pursuant to the Tax Loss Waiver. The cost will depend on unascertainable factors including the extent of future losses, the extent to which the Group regains profitability and any changes in tax law. In addition to suffering greater tax liabilities in future years as a result of the Tax Loss Waiver, the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver provides that the Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

In order to fulfil its disclosure obligations under the APS, the Group may incur the risk of civil suits, criminal liability or regulatory actions.

The Scheme Conditions require that certain information in relation to the Covered Assets be disclosed to HM Treasury to enable HM Treasury to quantify, manage and assess its exposure under the APS. The FSA has issued notices to the Group requiring the information that HM Treasury required under the Scheme Documents be provided to it through its powers under the FSMA and the Banking Act. To the extent regulated by the FSA, the Group has a legal obligation to comply with these disclosure requests from the FSA. Section 19 of the Financial Services Act 2010 ("Section 19") contains a provision enabling HM Treasury to request that a participant in the Asset Protection Scheme provide it with information that it reasonably requires in relation to the Asset Protection Scheme. HM Treasury has issued notices pursuant to Section 19 to the Group to compel the disclosure of information previously required to be delivered to the FSA to be made directly to HM Treasury. However, in complying with these disclosure obligations and providing such information to the FSA or directly to HM Treasury pursuant to Section 19, the Group may, in certain jurisdictions, incur the risk of civil suits or regulatory action (which could include fines) to the extent that disclosing information related to the Covered Assets results in the Group breaching common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy and other laws restricting disclosure. There can be no guarantee that future requests for information will not be made by the FSA, or by HM Treasury pursuant to Section 19, in the same manner. Requests made directly by HM Treasury pursuant to the terms of the APS, but not pursuant to Section 19, are likely to expose the Group to a greater risk of such suits or regulatory action. Adverse regulatory action or adverse judgments in litigation could result in a material adverse effect on the Group's reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the Group may choose to or (in the case of criminal liability) be required to remove Covered Assets from the APS so as not to be required to disclose to HM Treasury, such information, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Principal risks and uncertainties (continued)

Where the Group discloses information to HM Treasury as set out above, HM Treasury may disclose that information to a number of third parties for certain specified purposes. Such disclosures by HM Treasury may put the Group in breach of common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy or other laws restricting disclosure.

Further details on the Group's credit, liquidity and market risks are included on pages 83 to 126.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting';

•

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton Chairman	Stephen Hester Group Chief Executive	Bruce Van Saun Group Finance Director

Chairman Philip Hampton Executive directors Stephen Hester Bruce Van Saun	Non-executive directors Colin Buchan Sandy Crombie Penny Hughes Joe MacHale John McFarlane Brendan Nelson Art Ryan Philip Scott

5 August 2010

Additional information

Other information	30 June 2010	31 December 2009	30 June 2009

Ordinary share price	£0.4143	£0.292	£0.3864

Number of ordinary shares in issue	57,968m	56,366m	56,366m

Market capitalisation	£24.0bn	£16.5bn	£21.8bn

Net asset value per ordinary share	£0.66	£0.65	£0.85

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
UK Retail	24,000	25,500	26,900
UK Corporate	12,600	12,300	12,700
Wealth	5,000	4,600	5,000
Global Banking & Markets	17,700	16,800	17,200
Global Transaction Services	3,600	3,500	3,600
Ulster Bank	4,300	4,500	5,200
US Retail & Commercial	15,700	15,500	15,100
RBS Insurance	14,500	13,900	14,500
Group Centre	4,700	4,200	4,300

Core	102,100	100,800	104,500
Non-Core	11,300	15,100	15,100

	113,400	115,900	119,600
Business services	43,300	44,200	46,000
Integration	300	500	700
RFS Holdings minority interest	-	300	600

Group total	157,000	160,900	166,900

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2009 have been filed with the Registrar of Companies. The report of the auditors on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

 Additional information

Financial calendar

2010 Q3 interim management statement	5 November 2010

2010 annual results announcement	24 February 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary